                                                     Pursuant to Rule 424(b)(1)
                                                     Registration No. 333-40389

                                2,500,000 SHARES

                          [AEROFLEX INCORPORATED LOGO]

                                  COMMON STOCK
                            ------------------------

     Of the 2,500,000 shares of Common Stock offered hereby, 2,250,000 shares are being sold by Aeroflex Incorporated (the "Company") and 250,000 shares are being sold by certain Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "ARX." On March 18, 1998, the last reported sale price of the Company's Common Stock as reported by the New York Stock Exchange was $13.50 per share. See "Price Range of Common Stock."

         THE COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===========================================================================================================================
                                                                                                           PROCEEDS TO
                                              PRICE TO           UNDERWRITING         PROCEEDS TO            SELLING
                                               PUBLIC            DISCOUNT(1)           COMPANY(2)        STOCKHOLDERS(3)
---------------------------------------------------------------------------------------------------------------------------
Per Share..............................        $13.00               $0.76                $12.24               $12.24
Total(3)...............................     $32,500,000           $1,900,000          $27,540,000           $3,060,000
===========================================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2) Before deducting expenses of the offering payable by the Company estimated at $450,000.
(3) The Company and certain Selling Stockholders have each granted options to the Underwriters, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 375,000 additional shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such over-allotment options in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be $37,375,000, $2,185,000, $31,781,160 and $3,408,840, respectively. See
    "Underwriting."
                            ------------------------

     The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the shares will be made against payment on or about March 24, 1998 at the office of CIBC Oppenheimer Corp., CIBC Oppenheimer Tower, World Financial Center, New York, New York 10281.
                            ------------------------

CIBC OPPENHEIMER
             A.G. EDWARDS & SONS, INC.
                          SOUNDVIEW FINANCIAL GROUP, INC.
                                      LADENBURG THALMANN & CO. INC.

                 The date of this Prospectus is March 19, 1998

"AEROFLEX"                  "THE FUTURE IN MICROELECTRONICS"
A PHOTOGRAPH APPEARS HERE OF A 4M BIT FLASH MCM
A PHOTOGRAPH APPEARS HERE OF A 16M BIT FLASH MCM
A PHOTOGRAPH APPEARS HERE OF A 16M BIT SRAM MCM
A PHOTOGRAPH APPEARS HERE OF A 64M BIT FLASH MCM
A PHOTOGRAPH APPEARS HERE OF A R4430SC MICROPROCESSOR MCM
A PHOTOGRAPH APPEARS HERE OF A CUSTOM HDMM SRAM MCM

                           FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical fact included in this Prospectus, including without limitation statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as those disclosed under "Risk Factors," including but not limited to, competitive factors and pricing pressures, changes in legal and regulatory requirements, technological change or difficulties, product development risks, commercialization difficulties and general economic conditions. Such statements reflect the current views of the Company with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

INSIDE GATEFOLD
A DIAGRAM APPEARS HERE OF A PHOTO COLLAGE SHOWING A GENERIC CATV SET TOP BOX, A GENERIC CELLULAR TELEPHONE HANDSET, A DIRECT TV ANTENNA, AND A SATELLITE.
BELOW THIS APPEARS A LINE OF PHOTOS OF PRODUCTS MANUFACTURED BY THE COMPANY.
A PHOTO APPEARS HERE OF A THIN FILM INTERCONNECT
A PHOTO APPEARS HERE OF A MULTICHIP SUBSTRATE
A PHOTO APPEARS HERE OF A HYBRID MULTICHIP MODULE
A PHOTO APPEARS HERE OF A PHASE NOISE TEST SET
A PHOTO APPEARS HERE OF A SATELLITE TEST SET
                       "AEROFLEX COMMUNICATION SOLUTIONS"
                   "GLOBAL -- FULL SPECTRUM -- FULL COVERAGE"

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Company's consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all financial information, share and per share data in this Prospectus assumes that the over-allotment options granted to the Underwriters are not exercised. As used herein, reference to a fiscal year means the twelve month period ended June 30 of that year. Unless the context otherwise requires, references in this Prospectus to the "Company" and "Aeroflex" are to Aeroflex Incorporated and its consolidated subsidiaries. Certain statements set forth below constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Aeroflex utilizes its advanced design, engineering and manufacturing capabilities to produce state-of-the-art microelectronic module, interconnect and testing solutions used in communication applications for commercial and defense markets. Its products are used in the satellite, wireless and wireline communications, cable television ("CATV") and defense communications markets. With the acquisition of MIC Technology in 1996 and the interconnect assets of Lucent Technologies Inc. in 1997, the Company believes it is currently the largest merchant supplier of thin film interconnect products. The Company also designs and manufactures motion control systems, and shock and vibration isolation systems used for commercial, industrial and defense applications. The Company's major customers include Lockheed Martin Corporation, Hughes Electronic Corporation, Motorola, Inc., Lucent Technologies, Raytheon Company and Northrop Grumman Corporation. The Company currently acts as sole source supplier under supply agreements with Lucent Technologies and Motorola's RF semiconductor division for thin film interconnect products.

     The Company develops and employs advanced interconnect technology in which complex system components are built up from highly integrated or monolithic components while preserving the attributes of small size, power and thermal management, wide bandwidths, manufacturability and quality. The Company's Passive Integrated Microelectronic Interconnect Circuitry ("PIMIC") thin film technology is an efficient and cost effective interconnect and packaging medium for high frequency, high density and high performance communications products. Its thin film interconnects are used in a number of OEM products, including wireless subscriber handsets, CATV amplifiers and telecommunications switches. The Company also produces microelectronic modules, which are called "hybrids" because they combine elements of integrated circuit and printed circuit board technologies. Hybrids are multi-layered electronic circuits, containing very small passive and active elements which are mounted and wired together on a single multi-layered ceramic surface in patterns designed to perform specific electronic functions, such as amplification, switching, signal conversion, voltage regulation and decoding of microwave signals. The Company's microelectronic modules are used in a number of applications, including communications satellites and commercial avionics data communications. Additionally, the Company has developed advanced technologies in high speed stimulus/response measurement systems. The Company's high-speed frequency synthesis technology is used as the stimulus for automatic test systems which operate in radio frequency and microwave frequency. Its high speed automatic test equipment is used in various applications, including satellite and antenna testing.

     Worldwide demand for voice, data and video communications has increased dramatically as a result of a number of factors, including an increasingly competitive global business environment, a heightened sophistication on the part of private consumers, the emergence of new technologies, and the deregulation and proliferation of communications networks. Service providers of both wireless and wireline communications are responding to these changes by rapidly incorporating new technologies into their networks which enables them to provide greater functionality and to decrease costs. In addition, as communication networks migrate toward higher frequencies and offer greater functionality, systems have become more complex requiring greater performance and reliability. The Company has responded to these needs by developing and producing components that offer small size, high density and high performance at reduced cost. Finally, manufacturers have increasingly focused on their core business competencies, and as a result, have outsourced non-core production of sub-systems, components and products to reduce their costs and benefit from the Company's technological advances. The Company has capitalized on this outsourcing trend by developing advanced design, engineering and low cost, high volume manufacturing capabilities.

     The Company intends to become a market leader in advanced microelectronic module, interconnect and testing solutions for the communications market. The key elements of the Company's strategy are to: (i) continue expansion into commercial markets; (ii) capitalize on the trend toward technology outsourcing;
(iii) increase value added content (for its own product and that of its OEM customers); (iv) maintain and enhance technological leadership; and (v) continue to pursue strategic acquisitions.

     The Company's executive offices are located at 35 South Service Road, Plainview, New York 11803, and its telephone number is (516) 694-6700.

                                  THE OFFERING

Common Stock offered by the Company.........     2,250,000 shares

Common Stock offered by the Selling
Stockholders................................       250,000 shares

Common Stock to be outstanding after the
offering(1).................................    16,894,144 shares

Use of proceeds.............................    Repayment of $10.0 million of
                                                indebtedness and for working
                                                capital and general corporate
                                                purposes, including facilities
                                                expansion and potential
                                                acquisitions. See "Use of
                                                Proceeds."

New York Stock Exchange symbol..............    ARX

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       SIX MONTHS ENDED
                                                            YEARS ENDED JUNE 30,         DECEMBER 31,
                                                        ----------------------------   -----------------
                                                        1995(2)     1996      1997      1996      1997
                                                        -------   --------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Net sales.............................................  $71,113   $ 74,367   $94,299   $41,975   $53,210
Gross profit..........................................   23,571     23,297    31,190    13,535    18,131
Special charge(3).....................................       --     23,200        --        --        --
Restructuring charge(4)...............................    1,669         --        --        --        --
Operating income (loss)...............................    6,150    (15,282)    9,736     3,959     5,737
Net income (loss).....................................  $ 7,049   $(17,420)  $ 4,420   $ 1,544   $ 2,838
                                                        =======   ========   =======   =======   =======
Net income (loss) per common share and common share
  equivalent:
    Basic.............................................  $  0.60   $  (1.46)  $  0.36   $  0.12   $  0.21
                                                        =======   ========   =======   =======   =======
    Diluted(5)........................................  $  0.56         --   $  0.34   $  0.12   $  0.19
                                                        =======              =======   =======   =======
Weighted average number of common shares and common
  share equivalents outstanding:
    Basic.............................................   11,733     11,971    12,446    12,387    13,547
    Diluted(5)........................................   14,052         --    14,620    14,744    15,557

                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(6)
                                                              -------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   675      $  17,765
Working capital.............................................   26,588         43,678
Total assets................................................   92,064        109,154
Total debt..................................................   21,728         11,728
Stockholders' equity........................................   47,846         74,936

---------------
(1) Excludes 4.3 million shares of Common Stock reserved for issuance upon exercise of outstanding stock options and warrants with a weighted average exercise price of $5.11 per share.

(2) Includes $2.0 million ($0.14 per share diluted and $0.17 basic) of insurance proceeds received on the death of the Company's former Chairman.

(3) Includes a $23.2 million charge ($1.94 per share) for the write-off of in-process research and development acquired in connection with the purchase of MIC Technology Corporation in March 1996.

(4) Includes a $1.7 million restructuring charge ($0.11 per share diluted and $0.13 basic net of tax) for the consolidation of the Company's Puerto Rico operations into its domestic facilities.

(5) As a result of the loss in fiscal 1996, all options, warrants and convertible debentures are anti-dilutive.

(6) Reflects the sale of 2,250,000 shares of the Company's Common Stock by the Company at an offering price of $13.00 per share after deducting the underwriting discount, estimated offering expenses and the application of the net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

     The statements in this Prospectus that relate to future plans, events or performance are forward-looking statements. The Company's future operations, financial performance, business and share price may be affected by a number of factors, including the factors listed below, any of which could cause actual results to vary materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the result on any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     Rapid Technological Change. The markets for most of the Company's products are characterized by rapidly changing technology, evolving industry standards and new product introductions and enhancements. Sales of the Company's products depend in part on the continuing development and use of emerging microelectronic modules, interconnect and testing products. There can be no assurance that new developments in the satellite, wireless, CATV and defense communications markets will not reduce the demand for the Company's products. The Company is dependent to a significant extent upon its ability to enhance its existing products and to develop and introduce innovative new products on a timely basis that gain market acceptance. There can be no assurance that other companies' products incorporating new technology, if and when available, will not be commercially successful and materially adversely affect the Company's business, results of operations and financial condition.

     Risks Associated with Entering New Markets. A significant amount of the Company's net sales historically has been related to the defense industry. In addition to continuing to pursue this major market area, the Company is pursuing a strategy that leverages the technical capabilities and expertise the Company has derived from its defense business to expand further into related commercial markets. The Company believes that, while the technologies used in the defense and commercial industries are very similar, the two industries differ significantly in terms of the customer base, manufacturing requirements and lead times, support for research and development and credit risks with customers. As a result, the Company is subject to risks inherent in the operation of a new business enterprise. For example, the Company believes that RF (radio frequency) and microwave engineers with the skills necessary to develop products for the wireless telecommunications market currently are in high demand and that the Company may not be able to attract and retain sufficient engineering expertise. In addition, the Company's commercial customers are under continuous pressure to reduce prices and, therefore, the Company expects to experience downward pricing pressure on its commercial products. There can be no assurance that the Company will be successful in addressing these risks or in further developing these commercial business opportunities. See "Business -- Strategy."

     Risks Associated with Defense Market. The Company's sales to the defense market have declined from 74% in fiscal 1995 to 50% in fiscal 1997. Nevertheless, the Company's sales could be materially adversely impacted by a decrease in defense spending by the United States government because of defense budget cuts, general budgetary constraints or otherwise. The United States defense budget has recently been reduced and may be further reduced. Fewer available defense industry production programs, coupled with continued pricing pressure on follow-on orders for programs on which the Company participates, may cause sales of the Company's defense products to decline from current levels. The Company expects to continue to derive a substantial portion of its revenues from this business area and to develop new products for defense applications. Failure of the Company to replace sales attributable to a significant defense program or contract at the end of that program or contract, whether due to completion, cancellation, spending cuts, budgetary constraints or otherwise, could have a material adverse effect upon the Company's business, results of operations and financial condition in subsequent periods. In addition, a large portion of the Company's expenses are fixed and difficult to reduce, thus magnifying the material adverse effect of any revenue shortfall. Also, defense contracts frequently contain provisions that are not standard in commercial transactions, such as provisions permitting the cancellation of a contract if funding for a program is reduced or canceled. See "Business -- Backlog" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks of Fixed-Price Contracts; Loss of Investment in Design and Engineering. The Company's customers establish demanding specifications for product performance, reliability and cost. Substantially all of the Company's contracts are firm fixed-price ("FFP") contracts that provide for a predetermined fixed price for stipulated performance or products, regardless of the costs incurred. The Company faces the risk of experiencing cost overruns or order cancellation if it fails to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce because of the increased cost of materials, components, labor or otherwise. The Company has in the past experienced cost overruns on some of its FFP contracts. There can be no assurance that cost overruns will not occur in the future. Any such cost overruns may have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company makes significant investments in design and engineering of new products for customers without any commitment by the customer for the future purchase of such products. Failure to receive initial or follow-on orders may have a material adverse effect on the Company's business, results of operations and financial condition.

     Product Liability; Risk of Product Defects. The sale of products and systems by the Company may entail the risk of product liability and related claims. A product liability claim brought against the Company could have a material adverse effect upon the Company's business, results of operations and financial condition. Complex products, such as those offered by the Company, may contain defects or failures. There can be no assurance that, despite testing by the Company, errors will not be found in products after shipment, resulting in loss of market share, failure to achieve market acceptance or product liability claims. The Company maintains product liability insurance, although there can be no assurance that such coverage will be applicable to a particular claim or that the amount of such insurance will be adequate if the Company experiences a significant claim. See "Business -- Legal Proceedings."

     Fluctuations in Quarterly Results. The Company's quarterly results have in the past been, and will continue to be, subject to significant variations due to a number of factors, any one of which could substantially affect the Company's results of operations for any particular fiscal quarter. In particular, quarterly results of operations can vary due to the timing, cancellation or rescheduling of customer orders and shipments, the pricing and mix of products sold, new product introductions by the Company, the Company's ability to obtain components and subassemblies from contract manufacturers and suppliers, and variations in manufacturing efficiencies. Historically, the fourth quarter of the Company's fiscal year has been its strongest. The Company's performance in any one fiscal quarter is not necessarily indicative of financial trends or future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

     Backlog. The Company's order backlog as of December 31, 1997 was approximately $66.1 million. The Company's order backlog is subject to fluctuations and is not necessarily indicative of future sales. Cancellations of purchase orders or reductions of purchase orders in progress from customers of the Company could have a material adverse effect on the Company's business, results of operations and financial condition. At June 30, 1997, the Company's order backlog was approximately $53.3 million, approximately 90% of which was scheduled to be delivered on or before June 30, 1998. Approximately 65% and 35% of this backlog represents government and commercial contracts, respectively. Generally, government contracts are cancellable with payment to the Company of amounts expended under the contract together with a reasonable profit, while commercial contracts are not cancellable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Backlog."

     Management of Growth. The Company develops, manufactures and markets diverse products. The growth in size and complexity of the Company's business and expansion of its product lines and customer base have placed, and are expected to continue to place, significant demands on the Company's management and operations. The Company's ability to compete effectively and to manage future growth will depend on its ability to continue to implement and improve operational and financial systems on a timely basis. There can be no assurance that the Company will be able to manage its future growth, and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

     Competition. In all phases of its operations, the Company competes in both performance and price with companies, some of which are considerably larger, more diversified and have greater financial resources and sales than the Company. In the manufacture of microelectronics, the Company believes its primary competitors are NTK, Texas Instruments and ILC/Data Devices Corp. In the manufacture of instrument products, the Company believes its primary competitors are Hewlett Packard and Scientific Atlanta. In the manufacture of motion control products, the Company believes its primary competitors are MPC Products Corp. and Schaeffer Magnetics Inc. In the manufacture of isolators, the Company believes its primary competitors are Barry Controls, Inc., Lord Kinematics and Mason Industries. The Company also experiences significant competition from the in-house capabilities of its current and potential customers. The Company believes that in all of its operations it competes favorably in the principal competitive areas of technology, performance, reliability, quality, customer service and price. The Company believes that to remain competitive in the future it will need to invest significant financial resources in research and development. See "Business -- Competition."

     Limitation on Protection of Proprietary Technology; Risk of Third Party Claims. The Company owns several patents, patent licenses and trademarks. In order to protect its intellectual property rights, the Company relies on a combination of trade secret, patent, copyright and trademark laws and employee and third-party nondisclosure agreements, as well as limiting access to and distribution of proprietary information. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from independently developing such technology. Furthermore, there can be no assurance that in the future, third parties will not assert infringement claims against the Company with respect to its products. Asserting the Company's rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially and adversely affecting the Company's business, results of operations and financial condition. In the event a third party was successful in a claim that one of the Company's products infringed such party's proprietary rights, the Company may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights. See "Business -- Patents and Trademarks."

     Customer Concentration. In fiscal 1997, two customers, Hughes and Lockheed Martin, each accounted for in excess of 10% of the Company's net sales. In addition to Hughes and Lockheed Martin, the Company derives significant sales from a limited group of customers, including contractors of the United States Department of Defense, Motorola, Lucent, Raytheon and Northrop Grumman. The Company anticipates that it will continue to sell products to a relatively small group of customers. As a result, any cancellation, reduction or delay in orders by or shipments to Hughes, Lockheed Martin or any other significant customer, as a result of manufacturing or supply difficulties or otherwise, or the inability of any customer to finance its purchases of the Company's products would materially adversely affect the Company's business, results of operations and financial condition. See "Business -- Customers."

     Dependence on Key Personnel. The Company is highly dependent on the continued service of, and on its ability to attract and retain, qualified engineering, management, manufacturing, quality assurance, marketing and support personnel. Although the Company has employment agreements with its most senior executive officers, the loss of the services of any of such officers could have an adverse effect on the Company's business and prospects. The Company does not maintain key man life insurance on any of its executive officers. See "Management."

     Risks Associated with Acquisitions. The Company often evaluates potential acquisitions that would complement or expand its business. In attempting to make acquisitions, the Company often competes with other potential acquirors, many of which have greater financial and operational resources. Furthermore, the process of evaluating, negotiating, financing and integrating acquisitions may divert management time and resources. There can be no assurance that the Company will be able to successfully integrate the business and operations of any business acquired in the future. There can be no assurance that the Company will not incur disruptions and unexpected expenses in integrating such acquisitions. There can be no assurance that any acquisition, when consummated, will not materially adversely affect the Company's business, results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and
"Business -- Strategy."

     Regulation. The Company's activities are subject to various environmental, health and employee safety laws. The Company has expended resources, both financial and managerial, to comply with applicable environmental, health and worker safety laws in its operations and at its facilities and anticipates that it will continue to do so in the future. The Company does not require any governmental approval of its principal products or services. Compliance with environmental laws has not historically had a material effect on the Company's capital expenditures, earnings or competitive position, and the Company does not anticipate that such compliance will have a material effect on the Company in the future. Although the Company believes that it is generally in compliance with all applicable environmental, health and worker safety laws, there can be no assurance that additional costs for compliance will not be incurred in the future or that such costs will not be material. See "Business -- Regulation."

     Dependence on Suppliers and Contract Manufacturers. The Company relies on contract manufacturers and suppliers (in some cases sole suppliers or limited groups of suppliers) to provide it with services and materials necessary for the manufacture of products. Certain ceramic substrates (supplied by Coors Ceramics Co.) used by the Company are sole source items. The Company's reliance on contract manufacturers and on sole suppliers involves several risks, including a potential inability to obtain critical materials or services and reduced control over production costs, delivery schedules, reliability and quality of components or assemblies. Any inability to obtain timely deliveries of acceptable quality, or any other circumstance that would require the Company to seek alternative contract manufacturers or suppliers, could affect the Company's ability to timely deliver products to customers, which in turn would have a material adverse affect on the Company's business, results of operations and financial condition. In addition, in the event that costs for the Company's contract manufacturers or suppliers increase, the Company may suffer losses due to an inability to recover such cost increases under fixed price production commitments to its customers. See "Business -- Manufacturing."

     Volatility of Stock Price. The market price of the shares of Common Stock, like the stock prices of many technology companies, is subject to wide fluctuations in response to such factors as actual or anticipated operating results, announcements of technological innovations, new products or new contracts by the Company, its competitors or their customers, government regulatory action, developments with respect to wireless telecommunications, changes in analysts' assessments, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of technology companies and that have often been unrelated to the operating performance of particular companies. See "Price Range of Common Stock."

     Broad Discretion Over Use of Proceeds. The Company expects to use approximately $10.0 million of the net proceeds from this offering to repay the outstanding principal and interest on its outstanding credit facility. The Company's management will have broad discretion to allocate the remaining proceeds of the offering, and the amounts actually expended for working capital or capital expenditures may vary significantly depending on a number of factors, including the amount of future sales, the amount of cash generated or used by the Company's operations and the availability of suitable acquisitions. See "Use of Proceeds."

     Possible Dilutive Effect of the Issuance of Substantial Additional
Shares. After this offering, the Company will have an aggregate of approximately 3.8 million shares of Common Stock authorized but unissued and not reserved for specific purposes and 4.3 million shares of Common Stock unissued but reserved for issuance pursuant to the Company's stock option plans and certain warrants and options otherwise outstanding. Any shares issued would further dilute the percentage ownership of the Company held by the investors in this offering. See "Shares Eligible for Future Sale."

     Anti-Takeover Provisions. Pursuant to its Certificate of Incorporation, as amended, the Company has an authorized class of 1,000,000 shares of Preferred Stock, 150,000 of which have been reserved for issuance pursuant to the Company's Shareholders' Rights Plan and the remaining 850,000 of which may be issued by the Board of Directors with such terms and such rights, preferences and designations as the Board may determine and without any vote of the stockholders, unless otherwise required by law. In August 1988, the

Board of Directors approved the Shareholders' Rights Plan which provided for a dividend distribution of one right for each share to holders of record of Common Stock on August 31, 1988. The rights become exercisable in the event any person or group accumulates 20% or more of the Common Stock, or if any person or group announces an offer which would result in it owning 20% or more of the Common Stock and management does not approve of such proposed ownership. The rights will expire on August 30, 1998. Further, certain "anti-takeover" provisions of the Delaware General Corporation Law (the "DGCL") among other things, may restrict the ability of the stockholders to approve a merger or business combination or obtain control of the Company.

     The Company's Certificate of Incorporation, as amended, also provides for a Board of Directors with staggered terms which may discourage or prevent certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices. Further, the employment agreements of each of Messrs. Harvey R. Blau, Michael Gorin, Leonard Borow and Carl Caruso provide that in the event there is a change in control of the Company, as defined therein, the employee has the option, exercisable within six months of becoming aware of such event, to terminate his employment agreement and upon such termination, each of Messrs. Blau, Gorin and Borow has the right to receive a lump sum payment equal to three times his salary and incentive payment last previously awarded and Mr. Caruso has the right to receive a lump sum payment equal to his base salary for the remainder of the term of the contract. It is possible that the undesignated Preferred Stock, the Shareholders' Rights Plan, the Company's staggered Board of Directors and the DGCL may have the effect of delaying or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,250,000 shares of Common Stock offered by the Company hereby at the offering price of $13.00 per share are approximately $27.1 million ($31.3 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

     The Company intends to use approximately $9.1 million of the net proceeds to repay the outstanding principal and accrued interest on the credit line portion of the Revolving Credit and Term Loan Agreement (the "Bank Agreement") which currently accrues interest at the rate of 8.75% per annum and matures in March 1999 and $0.9 million to repay a portion of the outstanding principal and accrued interest on the term loan portion of the Bank Agreement which bears interest at the rate of 9.0% per annum and matures in September 2000. The Company expects to use the remaining net proceeds of this offering for general corporate purposes, including working capital, capital expenditures and facilities expansion. From time to time, the Company may use a portion of the net proceeds to acquire businesses, products or technologies complementary to the Company's current businesses. The Company currently has no understanding, commitment, agreement or specific intentions with respect to any acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Strategy."

     Pending such uses, the Company intends to invest in the remaining net proceeds of this offering in short-term, investment grade interest-bearing securities.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. There have been no stock dividends declared or paid by the Company on its Common Stock during the past three years. The Company currently intends to retain any future earnings for use in the operation and development of its business and for acquisitions and, therefore, does not intend to declare or pay any cash dividends on its Common Stock in the foreseeable future. In addition, the Company's Revolving Credit and Term Loan Agreement, as amended, prohibits it from paying cash dividends.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "ARX." The following table sets forth the high and low closing sales prices of the Company's Common Stock as reported by the New York Stock Exchange for the calendar periods indicated.

                                                             HIGH       LOW
                                                            -------    ------
1996
  First Quarter...........................................   $ 5.13     $3.50
  Second Quarter..........................................     6.63      4.38
  Third Quarter...........................................     6.13      4.63
  Fourth Quarter..........................................     4.75      4.13
1997
  First Quarter...........................................   $ 4.88     $3.50
  Second Quarter..........................................     5.13      3.25
  Third Quarter...........................................    11.25      4.44
  Fourth Quarter..........................................    12.06      7.13
1998
  First Quarter (through March 18)........................   $13.50     $7.88

     The last reported sales price of the Company's Common Stock, as reported by the New York Stock Exchange on March 18, 1998, was $13.50 per share. As of March 18, 1998, there were approximately 1,210 holders of record of the Company's Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997 and as adjusted to reflect the sale of 2,250,000 shares of Common Stock offered by the Company hereby, at the public offering price of $13.00 per share, after deducting the underwriting discount and the estimated offering expenses payable by the Company and the application of the net proceeds. See "Use of Proceeds."

                                                                  DECEMBER 31, 1997
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                              --------    --------------
                                                                    (IN THOUSANDS)
Current portion of long-term debt...........................  $  4,928       $  4,928
                                                              ========       ========
Long-term debt, net of current portion:
  Revolving credit and term loan agreement..................  $ 10,759       $    759
  Capitalized lease obligations.............................       707            707
  Bank loans................................................     5,334          5,334
                                                              --------       --------
          Total long-term debt..............................    16,800          6,800
                                                              --------       --------
Stockholders' equity:
  Preferred Stock, par value $.10 per share, authorized
     1,000,000 shares -- Series A Junior Participating
     Preferred Stock, par value $.10 per share, authorized
     150,000 shares, none issued............................        --             --
  Common Stock, par value $.10 per share, authorized
     25,000,000 shares, issued actual 14,481,000 shares; and
     as adjusted, 16,731,000 shares.........................     1,448          1,673
  Additional paid-in capital................................    67,639         94,504
  Accumulated deficit.......................................   (20,746)       (20,746)
                                                              --------       --------
                                                                48,341         75,431
Less:
  Treasury stock, 111,000 shares, at cost...................       495            495
                                                              --------       --------
  Total stockholders' equity................................    47,846         74,936
                                                              --------       --------
  Total capitalization......................................  $ 64,646       $ 81,736
                                                              ========       ========

---------------
(1) Excludes: (i) 249,393 shares of Common Stock issued pursuant to the exercise of stock options subsequent to December 31, 1997 and through March 18, 1998;
    (ii) 25,000 shares of Common Stock to be issued to certain Selling Stockholders upon their exercise of stock options; and (iii) the related tax benefit to the Company. Such 25,000 shares of Common Stock will be sold by certain Selling Stockholders in this offering. See "Use of Proceeds" and "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, the consolidated financial statements, related notes thereto and other financial information included herein. The selected consolidated financial data for each of the five years ended June 30, 1997 has been derived from the Company's audited consolidated financial statements. The financial data as of December 31, 1997 and for the six months ended December 31, 1996 and 1997 has been derived from the Company's unaudited interim consolidated financial statements included elsewhere herein. In the opinion of management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and results of operations for each period. The operating results for the six months ended December 31, 1997 are not necessarily indicative of the results that may be expected for the year ending June 30, 1998 or for future periods.

                                                                                                          SIX MONTHS ENDED
                                                                     YEARS ENDED JUNE 30,                   DECEMBER 31,
                                                       ------------------------------------------------   -----------------
                                                        1993      1994      1995       1996      1997      1996      1997
                                                       -------   -------   -------   --------   -------   -------   -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales............................................  $52,031   $65,602   $71,113   $ 74,367   $94,299   $41,975   $53,210
Cost of sales........................................   36,320    45,168    47,542     51,070    63,109    28,440    35,079
                                                       -------   -------   -------   --------   -------   -------   -------
  Gross profit.......................................   15,711    20,434    23,571     23,297    31,190    13,535    18,131
                                                       -------   -------   -------   --------   -------   -------   -------
Operating costs:
  Selling, general and administrative costs..........   10,470    13,520    13,363     14,119    18,175     8,154    10,365
  Research and development costs.....................    1,225       694     2,389      1,260     3,279     1,422     2,029
  Special charge(1)..................................       --        --        --     23,200        --        --        --
  Restructuring charge(2)............................       --        --     1,669         --        --        --        --
                                                       -------   -------   -------   --------   -------   -------   -------
         Total operating costs.......................   11,695    14,214    17,421     38,579    21,454     9,576    12,394
                                                       -------   -------   -------   --------   -------   -------   -------
Operating income (loss)..............................    4,016     6,220     6,150    (15,282)    9,736     3,959     5,737
                                                       -------   -------   -------   --------   -------   -------   -------
Other expense (income):
  Life insurance proceeds(3).........................       --        --    (2,000)        --        --        --        --
  Interest expense...................................    1,828     1,440     1,464      1,939     2,974     1,551     1,250
  Other expense (income)(4)..........................     (359)     (264)     (751)    (1,075)      (93)      (61)       74
                                                       -------   -------   -------   --------   -------   -------   -------
         Total other expense (income)................    1,469     1,176    (1,287)       864     2,881     1,490     1,324
                                                       -------   -------   -------   --------   -------   -------   -------
Income (loss) from continuing operations before
  income taxes.......................................    2,547     5,044     7,437    (16,146)    6,855     2,469     4,413
Provision (benefit) for income taxes(5)..............      811      (806)      850      1,274     2,435       925     1,575
                                                       -------   -------   -------   --------   -------   -------   -------
Income (loss) from continuing operations(6)..........    1,736     5,850     6,587    (17,420)    4,420     1,544     2,838
Income from discontinued operations..................      500       187       462         --        --        --        --
                                                       -------   -------   -------   --------   -------   -------   -------
Net income (loss)....................................  $ 2,236   $ 6,037   $ 7,049   $(17,420)  $ 4,420   $ 1,544   $ 2,838
                                                       =======   =======   =======   ========   =======   =======   =======
Net income (loss) per common share:
  Basic:
    Continuing operations............................  $  0.20   $  0.59   $  0.56   $  (1.46)  $  0.36   $  0.12   $  0.21
    Discontinued operations..........................     0.06      0.02      0.04         --        --        --        --
                                                       -------   -------   -------   --------   -------   -------   -------
      Net income (loss)..............................  $  0.26   $  0.61   $  0.60   $  (1.46)  $  0.36   $  0.12   $  0.21
                                                       =======   =======   =======   ========   =======   =======   =======
  Diluted:
    Continuing operations(7).........................  $  0.19   $  0.50   $  0.52   $     --   $  0.34   $  0.12   $  0.19
    Discontinued operations..........................     0.05      0.02      0.04         --        --        --        --
                                                       -------   -------   -------   --------   -------   -------   -------
      Net income (loss)(7)...........................  $  0.24   $  0.52   $  0.56   $     --   $  0.34   $  0.12   $  0.19
                                                       =======   =======   =======   ========   =======   =======   =======
Weighted average number of common shares and common
  share equivalents outstanding:
    Basic............................................    8,719     9,962    11,733     11,971    12,446    12,387    13,547
    Diluted(7).......................................   10,879    12,235    14,052         --    14,620    14,744    15,557

                                                                          JUNE 30,
                                                      ------------------------------------------------         DECEMBER 31,
                                                       1993      1994      1995       1996      1997               1997
                                                      -------   -------   -------   --------   -------         -------------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.........................  $   360   $ 8,238   $11,330   $    661   $   600            $   675
  Working capital...................................   14,982    28,572    31,721     25,300    25,872             26,588
  Total assets......................................   60,185    71,016    71,936     81,169    81,047             92,064
  Total debt........................................   21,871    18,408    13,787     34,577    28,916             21,728
  Stockholders' equity..............................   27,208    39,571    46,344     30,472    35,040             47,846

---------------
(1) Includes a $23.2 million charge ($1.94 per share) for the write-off of in-process research and development acquired in connection with the purchase of MIC Technology Corporation in March 1996.
(2) Includes a $1.7 million restructuring charge ($0.11 per share diluted and $0.13 basic, net of tax) for the consolidation of the Company's Puerto Rico operations into its domestic facilities.
(3) Includes $2.0 million ($0.14 per share diluted and $0.17 basic) of insurance proceeds received on the death of the Company's former Chairman.
(4) Includes a $533,000 gain ($0.04 per share net of tax) on the sale of securities for the year ended June 30, 1996.
(5) Includes income tax benefit of $1.7 million ($0.14 per share diluted and $0.17 basic) relating to the recognition of a portion of the Company's unrealized net operating loss carryforward in accordance with Statement of Financial Accounting Standards No. 109 for the year ended June 30, 1994.
(6) See Note 4 of the Notes to the Consolidated Financial Statements for a discussion of discontinued operations.
(7) As a result of the loss in fiscal 1996, all options, warrants and convertible debentures are anti-dilutive.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW

     Aeroflex, founded in 1937, utilizes its advanced design, engineering and manufacturing capabilities to produce state-of-the-art microelectronic module, interconnect and testing solutions used in communication applications for commercial and defense markets. Its products are used in satellite, wireless and wireline communications, cable television ("CATV") and defense communications markets. The Company also designs and manufactures motion control systems and shock and vibration isolation systems used for commercial, industrial and defense applications. Historically, the Company has expanded through internal growth and acquisitions of other businesses, the most recent of which were MIC Technology Corporation ("MIC") in March 1996, Lintek Inc. (now Aeroflex Lintek Corp.) in January 1995 and Marconi Circuit Technology Corporation (now Aeroflex Circuit Technology) in January 1994. The Company's operations are grouped into three segments: Microelectronics; Test, Measurement and Other Electronics; and Isolator Products. The Company's consolidated financial statements include the accounts of Aeroflex and its subsidiaries, all of which are wholly-owned.

     The Microelectronics segment has been engaged in the design, manufacture and sale of state-of-the-art microelectronic products for the electronics industry since 1974. In January 1994, the Company acquired substantially all of the net operating assets of the microelectronics division of Marconi Circuit Technology Corporation, which manufactures a wide variety of microelectronic modules. In March 1996, the Company acquired MIC, which designs, develops, manufactures and markets passive thin film circuits and interconnects, for approximately $36.0 million in cash, 300,000 shares of the Company's Common Stock and warrants to purchase 400,000 shares of the Company's Common Stock (at exercise prices ranging from $7.05 to $7.50 per share). Effective July 1, 1997, MIC acquired certain equipment, inventory, licenses for technology and patents of two of Lucent Technologies' microelectronics component units, multi-chip modules and film integrated circuits. These units manufacture microelectronic modules and interconnect products. The Company has also signed a multi-year supply agreement to provide Lucent with film integrated circuits for use in the telecommunications industry.

     The Test, Measurement and Other Electronics segment consists of two divisions: Instruments and Motion Control Products. The Instruments division consists of: (i) Comstron, a leader in radio frequency and microwave technology used in the manufacture of fast switching frequency synthesizers, signal generators and components, which was acquired in November 1989 and is now an operating division of Aeroflex Laboratories Incorporated; and (ii) Lintek, a leader in high speed instrumentation antenna measurement systems and radar systems. The Motion Control Products division has been engaged in the development and manufacture of electro-optical scanning devices used in infra-red night vision systems since 1975. Additionally, it has been engaged in the design, development and production of stabilization tracking devices and systems and magnetic motors since 1961.

     The Isolator Products segment has been engaged in the design, development, manufacture and sale of severe service shock and vibration isolation systems since 1961. These devices include a product line of helically wound steel wire rope contained between rugged metal retainer bars, which are used to store and dissipate potentially destructive vibration and shock and are primarily used in defense applications. In October 1983, the Company acquired Vibration Mountings & Controls, Inc., which manufactures a line of off-the-shelf rubber and spring shock, vibration and structure borne noise control devices used in commercial applications. In December 1986, the Company acquired the operating assets of Korfund Dynamics Corporation, a manufacturer of an industrial line of heavy duty spring and rubber shock mounts.

     Revenue is recognized based upon shipments or billings. The Company records gross profit on its long-term contracts using percentage-of-completion accounting under which costs are recognized on revenues in the same relation that total estimated manufacturing costs bear to total contract value. Estimated costs at completion are based upon engineering and production estimates. Provisions for estimated losses or revisions in estimated profits on contracts-in-process are recorded in the period in which such losses or revisions are first determined.

     Approximately 50% and 65% of the Company's sales for fiscal 1997 and 1996, respectively, were to agencies of the United States Government or to prime defense contractors or subcontractors of the United States Government. The Company's overall dependence on the defense market has been declining as a result of the acquisition of MIC, which is more commercially oriented, and a focusing of resources towards developing standard products for the commercial market. The Company's defense contracts have been awarded either on a bid basis or after negotiation. The contracts are primarily FFP contracts, though the Company also has defense contracts providing for cost plus fixed fee. The Company's defense contracts contain customary provisions for termination at the convenience of the government without cause. In the event of such termination, the Company is entitled to reimbursement for its costs and to receive a reasonable profit, if any, on the work done prior to termination.

     Management believes that potential reductions in defense spending will not materially affect its operations. In certain product areas, the Company has suffered reductions in sales volume due to cutbacks in the military budget. In other product areas, the Company has experienced increased sales volume due to a realignment of government spending towards upgrading existing systems instead of purchasing completely new systems. The overall effect of the cutbacks and realignment has not been material to the Company.

     The Company's product development efforts primarily involve engineering and design relating to the development of new products, the improvement of existing products or the adaptation of such products to new applications. The Company's efforts also include developing prototype components to bid on specific programs. Some of the Company's development efforts are reimbursed under contractual arrangements. Product development and similar costs not recoverable under contractual arrangements are expensed in the period incurred.

     In March 1995, the Company adopted a plan to consolidate its Puerto Rico manufacturing operations into its existing facilities in New York and New Jersey. The Company has ceased manufacturing operations in Puerto Rico.

     The Company has accounted for certain segments, namely commercial and custom envelopes (Huxley Envelope Corp.) and telecommunication systems services (T-CAS Corp.) as discontinued operations as of fiscal 1994 and 1991, respectively.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information", which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company has not determined the impact that the adoption of this new accounting standard will have on its consolidated financial statement disclosures. The Company will adopt this standard effective July 1, 1998, as required.

STATEMENT OF OPERATIONS

     The following table sets forth the Company's net sales and operating income
(loss) by business segment for the periods indicated:

                                                                                         SIX MONTHS
                                                   YEARS ENDED JUNE 30,              ENDED DECEMBER 31,
                                            ----------------------------------      --------------------
                                             1995          1996         1997         1996         1997
                                            -------      --------      -------      -------      -------
                                                                   (IN THOUSANDS)
Net sales:

  Microelectronics........................  $24,250      $ 28,414      $48,462      $20,147      $33,046
  Test, Measurement and Other
     Electronics..........................   31,357        30,109       28,144       13,895       11,317
  Isolator Products.......................   15,506        15,844       17,693        7,933        8,847
                                            -------      --------      -------      -------      -------
                                            $71,113      $ 74,367      $94,299      $41,975      $53,210
                                            =======      ========      =======      =======      =======
Operating income (loss):

  Microelectronics........................  $ 2,075      $  3,282      $ 6,644      $ 2,301      $ 5,602
  Test, Measurement and Other
     Electronics..........................    6,028         4,830        2,762        1,420          491
  Isolator Products.......................    2,377         2,150        2,844        1,308        1,275
  General corporate expenses..............   (2,661)       (2,344)      (2,514)      (1,070)      (1,631)
                                            -------      --------      -------      -------      -------
                                              7,819         7,918        9,736        3,959        5,737
  Special charge(1).......................       --       (23,200)          --           --           --
  Restructuring charge(2).................   (1,669)           --           --           --           --
                                            -------      --------      -------      -------      -------
       Operating income (loss)............  $ 6,150      $(15,282)     $ 9,736      $ 3,959      $ 5,737
                                            =======      ========      =======      =======      =======

     The following table sets forth certain statement of operations data as a percentage of net sales for the periods indicated:

                                                                                            SIX MONTHS
                                                                                              ENDED
                                                           YEARS ENDED JUNE 30,            DECEMBER 31,
                                                        ---------------------------      ----------------
                                                        1995       1996       1997       1996       1997
                                                        -----      -----      -----      -----      -----
Net sales.............................................  100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales.........................................   66.8       68.7       66.9       67.8       65.9
                                                        -----      -----      -----      -----      -----
Gross profit..........................................   33.2       31.3       33.1       32.2       34.1
                                                        -----      -----      -----      -----      -----
Operating costs:
  Selling, general and administrative costs...........   18.8       19.0       19.3       19.4       19.5
  Research and development costs......................    3.4        1.6        3.5        3.4        3.8
  Special charge(1)...................................     --       31.2         --         --         --
  Restructuring charge(2).............................    2.3         --         --         --         --
                                                        -----      -----      -----      -----      -----
    Total operating costs.............................   24.5       51.8       22.8       22.8       23.3
                                                        -----      -----      -----      -----      -----
Operating income (loss)...............................    8.7      (20.5)      10.3        9.4       10.8
                                                        -----      -----      -----      -----      -----
Other expense (income):
  Life insurance proceeds(3)..........................   (2.8)        --         --         --         --
  Interest expense....................................    2.1        2.6        3.1        3.7        2.4
  Other expense (income)..............................   (1.1)      (1.4)      (0.1)      (0.2)       0.1
                                                        -----      -----      -----      -----      -----
    Total other expense (income)......................   (1.8)       1.2        3.0        3.5        2.5
                                                        -----      -----      -----      -----      -----
Income (loss) from continuing operations before income
  taxes...............................................   10.5      (21.7)       7.3        5.9        8.3
Provision for income taxes............................    1.2        1.7        2.6        2.2        3.0
                                                        -----      -----      -----      -----      -----
Income (loss) from continuing operations..............    9.3      (23.4)       4.7        3.7        5.3
Income from discontinued operations...................    0.6         --         --         --         --
                                                        -----      -----      -----      -----      -----
Net income (loss).....................................    9.9%     (23.4)%      4.7%       3.7%       5.3%
                                                        =====      =====      =====      =====      =====

---------------
(1) Includes a $23.2 million charge for the write-off of in-process research and development acquired in connection with the purchase of MIC in March 1996.

(2) Includes a $1.7 million restructuring charge ($1.5 million, net of tax) for the consolidation of the Company's Puerto Rico operations into its domestic facilities.

(3) Includes $2.0 million of insurance proceeds received on the death of the Company's former Chairman.

SIX MONTHS ENDED DECEMBER 31, 1997 COMPARED TO SIX MONTHS ENDED DECEMBER 31,
1996

     Net Sales. Net sales increased 26.8% to $53.2 million for the six months ended December 31, 1997 from $42.0 million for the six months ended December 31, 1996. Net sales in the Microelectronics segment increased 64.0% to $33.1 million for the six months ended December 31, 1997 from $20.2 million for the six months ended December 31, 1996 due to increased sales volume in both thin film interconnects and microelectronic modules. Sales of thin film interconnects increased primarily due to the commencement of a strategic supply contract with Lucent Technologies effective July 1, 1997. Net sales in the Test, Measurement and Other Electronics segment decreased 18.6% to $11.3 million for the six months ended December 31, 1997 from $13.9 million for the six months ended December 31, 1996 primarily as a result of reduced sales volume of frequency synthesizers which was partially offset by increased sales of stabilization and tracking devices and of high speed instrumentation test systems. The decrease in frequency synthesizer sales was due to the early completion of the current Consolidated Automated Support System ("CASS") contract. Net sales in the Isolator Products segment increased 11.5% to $8.8 million for the six months ended December 31, 1997 from $7.9 million for the six months ended December 31, 1996 due to increased sales volume in each of the commercial, industrial and military isolator product lines.

     Gross Profit. Cost of sales includes materials, direct labor and overhead expenses such as engineering labor, fringe benefits, allocable occupancy costs, depreciation and manufacturing supplies. Gross profit increased 34.0% to $18.1 million for the six months ended December 31, 1997 from $13.5 million for the six months ended December 31, 1996. Gross margin increased to 34.1% for the six months ended December 31, 1997 from 32.2% for the six months ended December 31, 1996. The increase was primarily a result of increased margins in the Microelectronics segment reflecting the greater efficiencies of higher volume.

     Selling, General and Administrative Costs. Selling, general and administrative costs include office and management salaries, fringe benefits, commissions and advertising costs. Selling, general and administrative costs increased 27.1% to $10.4 million (19.5% of net sales) for the six months ended December 31, 1997 from $8.2 million (19.4% of net sales) for the six months ended December 31, 1996. The increase was primarily due to labor related expenses including additional hires, recruitment and relocation costs in connection with the Company's growth.

     Research and Development Costs. Research and development costs consist of material, engineering labor and allocated overhead. Company sponsored research and development costs increased 42.7% to $2.0 million (3.8% of net sales) for the six months ended December 31, 1997 from $1.4 million (3.4% of net sales) for the six months ended December 31, 1996. The increase was primarily attributable to the development of a new low-cost, high speed, high performance frequency synthesizer intended for commercial communication test systems.

     Other Expense (Income). Other expense decreased by 11.1% to $1.3 million for the six months ended December 31, 1997 from $1.5 million for the six months ended December 31, 1996. Interest expense decreased 19.4% to $1.3 million for the six months ended December 31, 1997 from $1.6 million for the six months ended December 31, 1996. The decrease was primarily due to a reduction of outstanding debt paid from operating cash flow and the conversion of $10.0 million of debentures. Other expense included $102,000 of debenture redemption costs for the six months ended December 31, 1997.

     Provision for Income Taxes. Income taxes recorded by the Company increased 70.3% to $1.6 million (an effective income tax rate of 35.7%) for the six months ended December 31, 1997 from $925,000 (an effective income tax rate of 37.5%) for the six months ended December 31, 1996. The income tax provisions for the two periods differed from the amount computed by applying the U.S. Federal income tax rate to income before income taxes primarily due to state and local income taxes.

FISCAL YEAR ENDED JUNE 30, 1997 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1996

     Net Sales. Net sales increased 26.8% to $94.3 million for fiscal 1997 from $74.4 million in fiscal 1996. Net sales in the Microelectronics segment increased 70.6% to $48.5 million for fiscal 1997 from $28.4 million for fiscal 1996 due to the acquisition of MIC in March 1996 and increased sales in the existing product lines. MIC sales for fiscal 1997 and from acquisition until June 30, 1996 were approximately $21.9 million and $6.2 million, respectively. Net sales in the Test, Measurement and Other Electronics segment decreased 6.5% to $28.1 million for fiscal 1997 from $30.1 million for fiscal 1996 primarily as a result of reduced frequency synthesizer sales which were partially offset by increased sales of stabilization and tracking devices. The reduction in frequency synthesizer sales was due to the early completion of the current CASS contract and the transition from custom to commercial markets. Net sales in the Isolator Products segment increased 11.7% to $17.7 million for fiscal 1997 from $15.8 million for fiscal 1996. The increase reflects higher sales volume of industrial and commercial isolators partially offset by decreased sales volume of military isolators.

     Gross Profit. Gross profit increased 33.9% to $31.2 million in fiscal 1997 from $23.3 million in fiscal 1996. Gross margin increased to 33.1% in fiscal 1997 from 31.3% in fiscal 1996. The increase was primarily as a result of increased margins in the Microelectronics and Isolator Products segments reflecting the greater efficiencies of higher volumes and the incorporation of the results of operations of MIC for a full fiscal year.

     Selling, General and Administrative Costs. Selling, general and administrative costs increased 28.7% to $18.2 million (19.3% of net sales) in fiscal 1997 from $14.1 million (19.0% of net sales) in fiscal 1996. The increase was primarily as a result of the incorporation of the results of operations of MIC for a full fiscal year.

     Research and Development Costs. Company sponsored research and development costs increased 160.2% to $3.3 million (3.5% of net sales) in fiscal 1997 from $1.3 million (1.6% of net sales) in fiscal 1996. The increase was primarily attributable to the incorporation of the results of operations of MIC for a full fiscal year.

     Special Charge. In connection with the Company's purchase of MIC, the Company allocated $23.2 million of the purchase price to in-process research and development. Since the research and development projects had not reached technological feasibility, the $23.2 million was charged to expense in fiscal 1996 in accordance with generally accepted accounting principles.

     Other Expense (Income). Other expense increased 233.4% to $2.9 million in fiscal 1997 from $864,000 in fiscal 1996. Net interest expense increased 100.3% to $2.9 million in fiscal 1997 from $1.4 million in fiscal 1996. The increase in net interest expense was primarily due to the increased level of borrowings and lower interest income on reduced cash amounts due to the purchase of MIC. Other income decreased in fiscal 1997 due to a securities related gain in fiscal 1996.

     Provision for Income Taxes. Income taxes recorded by the Company increased 91.1% to $2.4 million (an effective income tax rate of 35.5%) in fiscal 1997 from $1.3 million on a loss from continuing operations of $16.1 million in fiscal 1996. The income tax provisions for the fiscal years 1997 and 1996 were different from amounts computed by applying the U.S. Federal income tax rate to income from continuing operations before income taxes primarily as a result of the tax benefits of loss carryforwards (both unrealized and realized), state and local income taxes, and in fiscal 1996, because of the non-deductibility of the $23.2 million special charge.

FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

     Net Sales. Net sales increased 4.6% to $74.4 million in fiscal 1996 from $71.1 million in fiscal 1995. Net sales in the Microelectronics segment increased 17.2% to $28.4 million for fiscal 1996 from $24.2 million for fiscal 1995 primarily as a result of the acquisition of MIC in March 1996. MIC sales, from its acquisition until June 30, 1996, were approximately $6.2 million. Net sales in the Test, Measurement and Other Electronics segment decreased 4.0% to $30.1 million in fiscal 1996 from $31.4 million for fiscal 1995 primarily as a result of reduced sales volume of scanning devices which were partially offset by additional sales resulting from the acquisition of Lintek, Inc. in January 1995. Net sales in the Isolator Products segment increased 2.2% to $15.8 million for fiscal 1996 from $15.5 million for fiscal 1995. The increase reflects higher sales volume of industrial and commercial isolators partially offset by decreased sales volume of military isolators.

     Gross Profit. Gross profit decreased 1.2% to $23.3 million in fiscal 1996 from $23.6 million in fiscal 1995. Gross margin decreased to 31.3% in fiscal 1996 from 33.2% in fiscal 1995. The decrease was primarily as a result of inefficiencies in the final production runs of military isolators in the Company's Puerto Rico facility and the start-up costs of the transition to the Bloomingdale, New Jersey facility.

     Selling, General and Administrative Costs. Selling, general and administrative costs increased 5.7% to $14.1 million (19.0% of net sales) in fiscal 1996 from $13.4 million (18.8% of net sales) in fiscal 1995. The increase was primarily as a result of the acquisition of MIC in March 1996, partially offset by cost savings from the consolidation of the Company's Puerto Rico facility into the Company's other facilities.

     Research and Development Costs. Company sponsored research and development costs decreased 47.3% to $1.3 million (1.6% of net sales) in fiscal 1996 from $2.4 million (3.4% of net sales) in fiscal 1995. The decrease was primarily attributable to the completion of the development of the FS-5000 frequency synthesizer in the first quarter of fiscal 1996 and of certain multi-chip modules in fiscal 1995.

     Special Charges. Fiscal 1996 results included a one-time write-off of $23.2 million for in-process research and development related to the purchase of MIC. Fiscal 1995 results included a $1.7 million restructuring charge for the consolidation of the Company's Puerto Rico operations.

     Other Expense (Income). Other expense was $864,000 in fiscal 1996 compared to other income of $1.3 million in fiscal 1995. Net interest expense increased 81.5% to $1.4 million in fiscal 1996 from $795,000 in fiscal 1995. The increase in net interest expense was primarily due to the increased level of borrowings and lower interest income on reduced cash amounts due to the purchase of MIC. Other income included a securities related gain in fiscal 1996 and $2.0 million of life insurance proceeds received on the death of the former Chairman in fiscal 1995.

     Provision for Income Taxes. Income taxes recorded by the Company increased 49.9% to $1.3 million on a pretax loss of $16.1 million in fiscal 1996 from $850,000 (an effective income tax rate of 11.4%) in fiscal 1995. The income tax provisions for the fiscal years 1996 and 1995 were different from the amounts computed by applying the U.S. Federal income tax rate to income from continuing operations before income taxes primarily as a result of the tax benefits of loss carryforwards (both unrealized and realized) and, in fiscal 1996, because of the non-deductibility of the $23.2 million special charge, and in fiscal 1995, because of the non-taxable life insurance proceeds of $2.0 million.

     Income from Discontinued Operations. Income from discontinued operations in fiscal 1995 included a gain related to the sale of the former Huxley Envelope Corp. building of $240,000 and a gain related to T-CAS Corp. of $222,000. The gain of $222,000 is due primarily to a settlement of a claim against a former customer.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited quarterly financial data for each of the Company's last ten quarters in the period ended December 31, 1997 and such data expressed as a percentage of net sales for each quarter. In the opinion of management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this Prospectus and include all necessary adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and results of operations for each period. This information should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors -- Fluctuations in Quarterly Results."

                                                                    QUARTERS ENDED
                                          ------------------------------------------------------------------
                                          SEPT. 30,   DEC. 31,   MAR. 31,    JUNE 30,   SEPT. 30,   DEC. 31,
                                            1995        1995       1996        1996       1996        1996
                                          ---------   --------   ---------   --------   ---------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............................   $13,149    $15,195    $ 15,956    $30,067     $19,061    $22,914
Cost of sales...........................     9,080     10,635      10,940     20,415      12,783     15,657
                                           -------    -------    --------    -------     -------    -------
Gross profit............................     4,069      4,560       5,016      9,652       6,278      7,257
                                           -------    -------    --------    -------     -------    -------
Operating costs:
 Selling, general and administrative
   costs................................     2,976      2,936       3,313      4,894       3,797      4,357
 Research and development costs.........       202        227         249        582         683        739
 Special charge(1)......................        --         --      23,200         --          --         --
                                           -------    -------    --------    -------     -------    -------
   Total operating costs................     3,178      3,163      26,762      5,476       4,480      5,096
                                           -------    -------    --------    -------     -------    -------
Operating income (loss).................       891      1,397     (21,746)     4,176       1,798      2,161
                                           -------    -------    --------    -------     -------    -------
Other expense (income):
 Interest expense.......................       303        313         320      1,003         810        741
 Other expense (income).................      (170)      (163)       (262)      (480)        (46)       (15)
                                           -------    -------    --------    -------     -------    -------
   Total other expense (income).........       133        150          58        523         764        726
                                           -------    -------    --------    -------     -------    -------
Income (loss) before income taxes.......       758      1,247     (21,804)     3,653       1,034      1,435
Provision for income taxes..............       151        249         280        594         383        542
                                           -------    -------    --------    -------     -------    -------
Net income (loss).......................   $   607    $   998    $(22,084)   $ 3,059     $   651    $   893
                                           =======    =======    ========    =======     =======    =======
Net income (loss) per common share and
 common share equivalent:
   Basic................................   $  0.05    $  0.08    $  (1.85)   $  0.25     $  0.05    $  0.07
                                           =======    =======    ========    =======     =======    =======
   Diluted..............................   $  0.05    $  0.08          --    $  0.21     $  0.05    $  0.07
                                           =======    =======                =======     =======    =======

                                                        QUARTERS ENDED
                                          -------------------------------------------
                                          MAR. 31,    JUNE 30,   SEPT. 30,   DEC. 31,
                                            1997        1997       1997        1997
                                          ---------   --------   ---------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............................   $22,937    $29,387     $23,885    $29,325
Cost of sales...........................    15,178     19,491      15,673     19,406
                                           -------    -------     -------    -------
Gross profit............................     7,759      9,896       8,212      9,919
                                           -------    -------     -------    -------
Operating costs:
 Selling, general and administrative
   costs................................     4,744      5,277       4,606      5,759
 Research and development costs.........       871        986         998      1,031
 Special charge(1)......................        --         --          --         --
                                           -------    -------     -------    -------
   Total operating costs................     5,615      6,263       5,604      6,790
                                           -------    -------     -------    -------
Operating income (loss).................     2,144      3,633       2,608      3,129
                                           -------    -------     -------    -------
Other expense (income):
 Interest expense.......................       712        711         723        527
 Other expense (income).................       (10)       (22)         83         (9)
                                           -------    -------     -------    -------
   Total other expense (income).........       702        689         806        518
                                           -------    -------     -------    -------
Income (loss) before income taxes.......     1,442      2,944       1,802      2,611
Provision for income taxes..............       525        985         650        925
                                           -------    -------     -------    -------
Net income (loss).......................   $   917    $ 1,959     $ 1,152    $ 1,686
                                           =======    =======     =======    =======
Net income (loss) per common share and
 common share equivalent:
   Basic................................   $  0.07    $  0.16     $  0.09    $  0.12
                                           =======    =======     =======    =======
   Diluted..............................   $  0.07    $  0.15     $  0.08    $  0.11
                                           =======    =======     =======    =======

                                                                               QUARTERS ENDED
                                          -----------------------------------------------------------------------------------------
                                          SEPT. 30,   DEC. 31,   MAR. 31,    JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,    JUNE 30,
                                            1995        1995       1996        1996       1996        1996       1997        1997
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
Net sales...............................     100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%
Cost of sales...........................      69.1       70.0        68.6       67.9        67.1       68.3        66.2       66.3
                                           -------    -------    --------    -------     -------    -------     -------    -------
Gross profit............................      30.9       30.0        31.4       32.1        32.9       31.7        33.8       33.7
                                           -------    -------    --------    -------     -------    -------     -------    -------
Operating costs:
 Selling, general and administrative
   costs................................      22.6       19.3        20.8       16.3        19.9       19.0        20.7       18.0
 Research and development costs.........       1.5        1.5         1.5        1.9         3.6        3.2         3.8        3.3
 Special charge(1)......................        --         --       145.4         --          --         --          --         --
                                           -------    -------    --------    -------     -------    -------     -------    -------
   Total operating costs................      24.1       20.8       167.7       18.2        23.5       22.2        24.5       21.3
                                           -------    -------    --------    -------     -------    -------     -------    -------
Operating income (loss).................       6.8        9.2      (136.3)      13.9         9.4        9.5         9.3       12.4
                                           -------    -------    --------    -------     -------    -------     -------    -------
Other expense (income):
 Interest expense.......................       2.3        2.1         2.0        3.3         4.2        3.2         3.0        2.5
 Other expense (income).................      (1.3)      (1.1)       (1.7)      (1.6)       (0.2)        --          --       (0.1)
                                           -------    -------    --------    -------     -------    -------     -------    -------
   Total other expense (income).........       1.0        1.0         0.3        1.7         4.0        3.2         3.0        2.4
                                           -------    -------    --------    -------     -------    -------     -------    -------
Income (loss) before income taxes.......       5.8        8.2      (136.6)      12.2         5.4        6.3         6.3       10.0
Provision for income taxes..............       1.2        1.6         1.8        2.0         2.0        2.4         2.3        3.3
                                           -------    -------    --------    -------     -------    -------     -------    -------
Net income (loss).......................       4.6%       6.6%     (138.4)%     10.2%        3.4%       3.9%        4.0%       6.7%
                                           =======    =======    ========    =======     =======    =======     =======    =======

                                             QUARTERS ENDED
                                          --------------------
                                          SEPT. 30,   DEC. 31,
                                            1997        1997
                                          ---------   --------
Net sales...............................     100.0%    100.0%
Cost of sales...........................      65.6      66.2
                                           -------     -----
Gross profit............................      34.4      33.8
                                           -------     -----
Operating costs:
 Selling, general and administrative
   costs................................      19.3      19.6
 Research and development costs.........       4.2       3.5
 Special charge(1)......................        --        --
                                           -------     -----
   Total operating costs................      23.5      23.1
                                           -------     -----
Operating income (loss).................      10.9      10.7
                                           -------     -----
Other expense (income):
 Interest expense.......................       3.0       1.8
 Other expense (income).................       0.4        --
                                           -------     -----
   Total other expense (income).........       3.4       1.8
                                           -------     -----
Income (loss) before income taxes.......       7.5       8.9
Provision for income taxes..............       2.7       3.2
                                           -------     -----
Net income (loss).......................       4.8%      5.7%
                                           =======     =====

---------------
(1) Includes a $23.2 million charge ($1.94 per share) for the write-off of in-process research and development acquired in connection with the purchase of MIC in March 1996.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1997, the Company had $26.6 million in working capital. As of March 15, 1996, the Company replaced a previous agreement with a revised revolving credit and term loan agreement with two banks which is secured by substantially all of the Company's assets not otherwise encumbered. The agreement provides for a revolving credit line of $22.0 million and a term loan of $16.0 million. The revolving credit line expires in March 1999. The term loan is payable in quarterly installments of $900,000 with final payment on September 30, 2000. The interest rate on borrowings under this agreement is at various rates depending upon certain financial ratios, with the current rate substantially equivalent to the prime rate plus 0.25% (8.75% at December 31, 1997) on the revolving credit borrowings and prime plus 0.5% (9.0% at December 31, 1997) on the term loan borrowings. The terms of the agreement require compliance with certain covenants including minimum consolidated tangible net worth and pre-tax earnings, maintenance of certain financial ratios, limitations on capital expenditures and indebtedness and prohibition of the payment of cash dividends. At each of December 31, 1997 and March 18, 1998, the outstanding borrowings under the revolving credit line and term loan were $9.1 million and $5.3 million, respectively.

     During June 1994, the Company completed a sale of $10.0 million principal amount of 7 1/2% Senior Subordinated Convertible Debentures ("Debentures"). On September 8, 1997, the Company called for redemption all of its outstanding Debentures at 104.5% of the principal amount. The Debentures were convertible into the Company's Common Stock at a price of $5.625 per share through October 6, 1997. As of October 1997, all of the principal amount outstanding was converted. In connection with the conversions, $599,000 of deferred bond issuance costs were charged to additional paid-in capital.

     At June 30, 1997, the Company had net operating loss carryforwards of approximately $4.0 million for Federal income tax purposes.

     The Company's net cash provided by operating activities was $4.5 million, $8.7 million and $2.8 million for fiscal 1996, fiscal 1997 and the six months ended December 31, 1997, respectively. Net cash used in investing activities was $33.3 million, $3.0 million and $5.9 million for fiscal 1996, fiscal 1997 and the six months ended December 31, 1997, respectively. In fiscal 1996, the Company used $35.2 million of cash to acquire all of the outstanding stock of MIC. For the six months ended December 31, 1997, the Company used $4.4 million of cash to purchase equipment, inventory and technology from Lucent Technologies. Net cash provided by (used in) financing activities was $18.1 million, $(5.8) million and $3.2 million for fiscal 1996, fiscal 1997 and the six months ended December 31, 1997, respectively. In fiscal 1996, the Company borrowed $27.0 million to purchase MIC. For the six months ended December 31, 1997, the Company borrowed $6.2 million under two equipment loans.

     Management has initiated a Company-wide program to prepare it for the Year 2000 issue. The Company expects to incur internal staff costs as well as consulting and other expenses related to Year 2000 compliance. The Company believes the total costs to be incurred for all Year 2000 related projects will not have a material impact on the Company's business, results of operations and financial condition.

     Management of the Company believes that internally generated funds and available lines of credit will be sufficient for its working capital requirements, capital expenditure needs and the servicing of its debt for at least the next twelve months. The Company intends to use approximately $10.0 million of the net proceeds of this offering to repay certain indebtedness under the Bank Agreement. At each of December 31, 1997 and March 18, 1998, the Company's available unused line of credit was approximately $10.9 million. See "Use of Proceeds."

                                    BUSINESS

GENERAL

     Aeroflex utilizes its advanced design, engineering and manufacturing capabilities to produce state-of-the-art microelectronic module, interconnect and testing solutions used in communication applications for commercial and defense markets. Its products are used in the satellite, wireless and wireline communications, cable television ("CATV") and defense communications markets. With the acquisition of MIC Technology in 1996 and the interconnect assets of Lucent Technologies Inc. in 1997, the Company believes it is currently the largest merchant supplier of thin film interconnect products. The Company also designs and manufactures motion control systems, and shock and vibration isolation systems used for commercial, industrial and defense applications. The Company's major customers include Lockheed Martin Corporation, Hughes Electronics Corporation, Motorola, Inc., Lucent Technologies, Raytheon Company and Northrop Grumman Corporation. The Company currently acts as sole source supplier under supply agreements with Lucent Technologies and Motorola's RF semiconductor division for thin film interconnect products.

     The Company develops and employs advanced interconnect technology in which complex system components are built up from highly integrated or monolithic components while preserving the attributes of small size, power and thermal management, wide bandwidths, manufacturability and quality. The Company's Passive Integrated Microelectronic Interconnect Circuitry ("PIMIC") thin film technology is an efficient and cost effective interconnect and packaging medium for high frequency, high density and high performance communications products. Its thin film interconnects are used in a number of OEM products, including wireless subscriber handsets, CATV amplifiers and telecommunications switches. The Company also produces microelectronic modules, which are called "hybrids" because they combine elements of integrated circuit and printed circuit board technologies. Hybrids are multi-layered electronic circuits, containing very small passive and active elements which are mounted and wired together on a single multi-layered ceramic surface in patterns designed to perform specific electronic functions, such as amplification, switching, signal conversion, voltage regulation and decoding of microwave signals. The Company's microelectronic modules are used in a number of applications, including communications satellites and commercial avionics data communications. Additionally, the Company has developed advanced technologies in high speed stimulus/response measurement systems. The Company's high-speed frequency synthesis technology is used as the stimulus for automatic test systems which operate in radio frequency and microwave frequency. Its high speed automatic test equipment is used in various applications, including satellite and antenna testing.

INDUSTRY BACKGROUND

     Worldwide demand for voice, data and video communication has increased dramatically as a result of a number of factors, including an increasingly competitive global business environment, a heightened sophistication on the part of private consumers, the emergence of new technologies, and the deregulation and proliferation of communications networks. Traditional wireline, CATV, cellular/PCS and satellite communications are among the diverse forms of competing delivery mechanisms now available to meet this demand. Service providers of both wireless and wireline communications are responding to these changes by rapidly incorporating new technologies into their networks to provide greater functionality and to decrease costs. In addition, as communications networks are migrating towards higher frequencies, systems have become more complex requiring greater performance and reliability. Manufacturers have responded to this need by producing systems with increased functionality at reduced costs. To further reduce costs manufacturers have begun to focus on their core competencies and have increasingly outsourced non-core production of subsystems, components and products.

WIRELESS COMMUNICATIONS

  Cellular/PCS

     Demand for cellular/PCS communications systems is being driven by the increased number of subscribers worldwide, the allocation of additional higher frequencies, new standards and technological advances. Industry sources estimate that the number of cellular and PCS subscribers in the United States will increase from approximately 44 million in 1996 to approximately 107 million by 2001 and project that the number of such subscribers worldwide will grow from 144 million in 1996 to 456 million by 2001. Cellular/PCS communications systems offer the functional advantages of wired systems without the costly, time consuming development of an extensive wired infrastructure. Emerging digital telecommunications standards and technologies are providing both the performance improvements necessary to address the overcrowding of existing cellular systems and increased functionality. To further address the overcrowding problem, regulatory agencies have allocated new blocks of spectrum at higher frequencies and have more stringently regulated allowable signal bandwidths. Systems operating at these higher frequencies require advanced components and interconnects to simplify the overall system architecture, thereby reducing cost, complexity and power consumption. To make more efficient use of the crowded frequency bands, the spacing between adjacent signal channels must be reduced, placing the desired signal very close to unwanted interfering signals. Highly selective equipment is required to process the desired signal without distortion, while rejecting interfering signals from adjacent channels and other sources.

  Satellite

     Satellites provide a number of advantages over terrestrial facilities for many high-speed communications service applications. First, satellites enable high-speed communications service where there is no terrestrial alternative available or where the terrestrial alternative is inadequate. Second, unlike the cost of terrestrial networks, the cost to provide services via satellite does not increase with the distance between sending and receiving stations. Finally, in contrast to the installation of fiber optic cable which is expensive, time consuming and requires obtaining rights-of-way, satellite networks can be rapidly installed, upgraded and reconfigured.

     Demand for commercial satellites is determined by several factors, including: growth in demand for new satellite-based applications, such as mobile telephone services, business networking, direct-to-home television and related voice, video and data services; development of new satellite-based communications architectures to provide basic telephone and television services in developing regions of the world; and replenishment of orbiting satellite constellations nearing the end of their useful lives. During the ten year period from 1997 to 2006, substantial launch activity for commercial satellites is expected. Industry sources estimate that during such ten year period 1,062 commercial satellites will be launched into either low Earth or medium Earth orbits, and 273 commercial satellites will be launched into geostationary Earth orbit. There are at least three large-scale telecommunications projects (Iridium, Global Star and Teledesic) in various stages of development and implementation that are contributing to the demand for commercial satellites. To enhance the reliability and performance of these satellites at a reduced cost, an extensive array of microelectronic modules, including multi-chip modules ("MCMs") and thin film interconnects will be used.

WIRELINE COMMUNICATIONS

  Telecommunications

     The wireline sector of the telecommunications market is growing as operators expand their networks in order to meet the growing demand for telecommunications services. Increased demand for new services and government deregulation have encouraged the development of expanded networks, particularly in the local exchange and long distance markets. The wireline sector currently consists of numerous networks which are connected by switches that provide a transferring mechanism to route transmissions to their ultimate destinations. A significant number of these switches use thin film substrates.

  CATV

     Cable television is evolving from an industry that has traditionally delivered multichannel one-way analog television programming over a coaxial cable system to a multimedia industry delivering many channels of interactive video and other services such as telephony, games, shopping and on-line information in both analog and digital form over a hybrid fiber optic and coaxial cable system. A cable system receives signals from satellites and other sources and then retransmits them to subscribers through a distribution network composed of coaxial and fiber optic cable and distribution electronics which boost the signal level through the use of amplifiers. These amplifiers incorporate thin film substrates due to their small size, high reliability and thermal attributes.

DEFENSE COMMUNICATIONS

     Many of the technological advances in communications initiated by the United States Department of Defense ("DOD") now form the basis of modern commercial communication systems and products, including wireless communications, satellite communications and computer networks. Governments worldwide have funded the development of microwave transmission technologies for defense purposes including missile guidance, electronic warfare, communications, radar, radar jamming, navigation and identification of other aircraft. Higher frequency transmissions have been desirable for defense applications because the frequencies used have traditionally been less congested and allow for the use of smaller equipment, important characteristics in satellites, aircraft and missiles.

     The defense industry has undergone significant changes precipitated by ongoing federal budget pressures and new roles and missions to reflect changing strategic and tactical threats. Since the mid-1980s, the overall United States defense budget has declined in real dollars. The defense industry has also undergone dramatic consolidation resulting in the emergence of only a few dominant prime system contractors. There are numerous essential but non-strategic products, components and systems that are not economical for the major prime contractors to design, develop or manufacture for their own internal use. As the prime contractors continue to evaluate their core competencies and competitive position and focus their resources on larger programs and platforms, prime contractors are expected to exit non-strategic business areas and to procure these needed wireless components and subsystems from independent, commercially oriented merchant suppliers.

AEROFLEX'S TECHNOLOGIES

     Aeroflex's technology base stems from its development of advanced technologies in support of communication and instrumentation systems for the DOD. The Company's technology base supports customers' requirements for small size, high-density, reduced cost and high reliability. Utilizing its core technologies, the Company produces: (i) thin film interconnects; (ii) microelectronic modules; and (iii) high-speed test and measurement systems.

     The Company develops and employs advanced interconnect technology in which complex system components are built up from highly integrated or monolithic components while preserving the attributes of small size, power and thermal management, wide bandwidths, manufacturability and quality. The Company's Passive Integrated Microelectronic Interconnect Circuitry ("PIMIC(TM)") thin film technology is an efficient and cost effective interconnect and packaging medium for high frequency, high density and high performance products. The PIMIC(TM) technology can be thought of as similar to integrated circuits or chips, in that extremely fine features are produced in multi-layers; however, PIMIC(TM) integrates passive components only, the substrate is ceramic rather than silicon and active components are assembled onto the substrate in a separate process. For applications such as cellular/PCS communications where electrical energy is switched at high RF or microwave frequencies and where space and performance are important, the Company's thin film circuits are a desirable alternative to printed circuit boards because they operate at higher frequencies, are smaller and are more reliable than printed circuit boards. PIMIC(TM) technology takes this advantage to a higher level by fabricating passive discrete components in an integrated format, saving space and connection complexity.

     The Company also produces microelectronic modules, which are called "hybrids" because they combine elements of integrated circuit and printed circuit board technologies. Hybrids are multi-layered electronic circuits, containing very small passive and active elements which are mounted and wired together on a single multi-layered ceramic surface in patterns designed to perform specific electronic functions, such as amplification, switching, signal conversion, voltage regulation and decoding of microwave signals. Hybrids provide many of the advantages of integrated circuits relative to printed circuit boards, such as miniaturization, increased capability, greater reliability and environmental stability, but are similar to printed circuit boards in that hybrids can also be economically manufactured in small quantities. Hybrids are especially well suited to satellite/telecom systems, aircraft, spacecraft, missile and industrial applications where space is limited, such as in navigation equipment, airborne computers, sonar systems, medical diagnostic instrumentation and computer instrumentation.

     The Company has also developed advanced technologies in high speed stimulus/response measurement systems. The Company's high-speed frequency synthesis technology is used as the stimulus for automatic test systems which operate in RF and microwave frequency bands. Frequency synthesis generates signals which can be switched to frequencies spanning from audio to millimeter wave while maintaining a high degree of signal purity. Aeroflex's high-speed frequency synthesizers are used to test systems and subsystems, as well as components comprising advanced communications products. The Company has developed high-speed receiver and digital signal processing technology to support data acquisition and presentation measurement systems.

STRATEGY

     The Company intends to become a market leader in advanced microelectronic module, interconnect and testing solutions for the communications market. The key elements of the Company's strategy are to:

     Continue Expansion into Commercial Markets. The Company, over the past three decades as a supplier to the defense industry, has developed advanced technologies, such as thin film interconnect and hybrid microelectronic modules, used in digital, RF and microwave communications. The Company has also developed fast switching frequency synthesizers and high-speed testing systems. The Company will utilize its technologies to further increase its penetration in the expanding satellite, cellular/PCS and CATV markets. For example, the Company's thin film technology has applications in the wireless subscriber unit market and its hybrid microcircuit Data-bus technology, which has been adopted by the United States Army, Navy and Air Force as a standard, is being used for internal data communications on the Boeing 777.

     Capitalize on the Trend Toward Technology Outsourcing. The Company believes that manufacturers of communications products are and will continue to be under pressure to reduce costs. The Company believes that these manufacturers will focus on their core competencies and increasingly outsource non-core production of subsystems, components and products. The Company intends to capitalize on this trend by continuing to provide low cost, high volume manufacturing by optimizing existing facilities and by integrating the state-of-the-art equipment and technology it recently acquired from Lucent Technologies. The Company believes that its supply agreements with Lucent and Motorola are indicators of the Company's ability to capitalize on this outsourcing trend.

     Increase Value Added Content. The Company intends to continue developing products with increased functionality while providing the best value to customers. For example, the Company has integrated advanced imbedded passive component technology to satisfy customer demand for increased component density and miniaturization. In addition, the Company believes that by combining its high-speed automatic test experience and its high-speed instrument capability, it can develop a family of satellite and communication automatic test systems and then sell an entire test system, rather than component parts, to users of such systems.

     Maintain and Enhance Technological Leadership. The Company has in the past been able to, and expects to continue to, leverage the experience gained through its participation in DOD programs. In addition, the Company intends to maintain and enhance its technological leadership position by continuing to invest significant resources in independent research and development of its microelectronic module, interconnect, instrument, and test and measurement technologies. The Company believes it is currently one of the largest merchant suppliers of thin film interconnects and is the leader in high-speed frequency synthesizer technology.

     Continue to Pursue Strategic Acquisitions. The Company has in the past supplemented its internal growth and product development through the acquisition of complementary businesses. For example, since

1995, the Company has acquired MIC and Lintek. The Company intends to continue to identify and acquire companies or lines of business which are complementary to its existing businesses.

PRODUCTS

MICROELECTRONICS

  Thin Film Circuits and Interconnects

     The Company designs, develops, manufactures and sells passive thin film circuits and interconnects. Its advanced microcircuit and interconnect technology is emerging as a key technology for miniaturized, high frequency, high performance electronic products for rapidly growing markets such as cellular/PCS and microwave data links. It continues to be an essential technology in satellite based communication hardware, CATV amplifiers and leading edge military electronic products.

     Thin film products allow dramatic reductions in the size and weight of electronic circuits and provide superior electrical and thermal performance. Growth in the use of thin film technology is expected to complement the advances in semiconductor speed which have occurred in recent years. Thin film removes limitations imposed by other interconnect technologies for high clock rate digital circuits. In the digital, analog RF and microwave domains, thin film allows the production of hybrid integrated circuits with lumped elements at lower cost than full silicon or gallium arsenide (GaAs) integration while retaining outstanding performance.

     The Company serves both commercial and military markets. Commercial markets include wireless communications, CATV, fiber optics and digital MCMs. Military markets include missile Transmit and Receive ("T/R") modules, radar T/R modules and advanced Electronic Counter Measures.

-----------------------------------------------------------------------------------------------
             PRODUCTS                            APPLICATIONS                    CUSTOMERS
-----------------------------------------------------------------------------------------------
  Simple Interconnect                 Avionics                              Hewlett Packard,
                                      CATV circuitry                        Hughes, Lucent,
                                      Mobile radio power amplifiers         Motorola, Nokia,
                                      Optical data transceivers             Ortel, Raytheon
                                      Satellite communications systems
                                      Telephone switching systems
-----------------------------------------------------------------------------------------------
  Advanced Interconnect               Fiber optic products                  Lockheed Martin,
                                      Hybrid microelectronics modules       Lucent, M/A-Com,
                                      Missile systems                       Matra-Marconi,
                                      Radar T/R modules                     Motorola, Nokia,
                                      Wireless handsets                     Raytheon, Rockwell
-----------------------------------------------------------------------------------------------
  High Density Digital                High speed processor modules          Hewlett Packard,
  Interconnect                        Integrated circuit test
                                      instruments                           Lockheed Martin,
                                      Test equipment modules                Loral, Raytheon
-----------------------------------------------------------------------------------------------
  Mixed-Signal Interconnect           Missile systems                       Hughes, Northrop-
                                      Radar T/R systems                     Grumman, Raytheon,
                                      Satellite avionics                    Texas Instruments
-----------------------------------------------------------------------------------------------

     In its most basic form, simple interconnect incorporates conductors, resistors, plated vias and selective high conductivity traces for high-volume, low-cost, DC, RF and microwave products, including applications such as standard microwave amplifiers and oscillators, CATV circuitry, A/D converters and high-power regulation. Advanced interconnect incorporates all passive elements in solid-state form. Microstrip conductors, resistors, inductors, capacitors, air-bridges and filled thermal vias are integrated on a single substrate. Applications include high-performance, low-noise and power amplifiers for use in commercial wireless products and avionics. To address digital circuit requirements, high-density digital interconnect substrates offer single or double-sided, controlled impedance signal routing. These substrates also offer integrated resistors and solid thermal vias, if required, for improved performance. Applications include Application

Specific Integrated Circuits ("ASIC"), control circuits, high-density memory modules and digital switching networks. By incorporating features of advanced interconnect and high-density digital interconnect in a single design, the Company has created PIMIC(TM)-Mixed Signal Interconnect to address the expanding use of mixed technologies. This unique PIMIC(TM) process allows integration of analog and digital functionality for use in leading-edge miniaturized military, satellite and commercial electronics.

  Microelectronic Modules

-----------------------------------------------------------------------------------------------------------
                 PRODUCTS                    APPLICATIONS                      CUSTOMERS
-----------------------------------------------------------------------------------------------------------
     Satellite                         Commercial and            Hughes, Lockheed Martin,
     Power Hybrids                     military satellites       Space Systems/Loral,
     Multiplexers                                                TRW
     Quad Drivers
-----------------------------------------------------------------------------------------------------------
     Multichip Modules                 Military avionics         Boeing, Computing Devices,
     RISC Microprocessor Family        Military computer         Honeywell, Lockheed Martin,
     Flash and SRAM                    Missile systems           Raytheon
     Memory Modules
-----------------------------------------------------------------------------------------------------------
     Data-bus                          Boeing 777                Honeywell, Hughes,
     ARINC 629                         Military avionics         Litton, Lockheed Martin,
     MIL-STD-1553 Transceivers         Missiles                  Raytheon, SCI
     MIL-STD-1553 Protocol Devices     VME boards
-----------------------------------------------------------------------------------------------------------
     Application Specific Modules      Military avionics         Kaiser, Litton,
     Video Encoders                                              Lockheed Martin
     Quadrant Receivers
     64 Channel Multiplexers
-----------------------------------------------------------------------------------------------------------

     Satellite

     The Company has been manufacturing hybrid and MCM microelectronic circuits for space applications for over 15 years. The Company's reputation and expertise in these areas results from significant experience gained on DOD and NASA programs such as MILSTAR, Space Shuttle, LANDSAT and most recently, the Cassini probe to Saturn, as well as various classified programs. The Company's hybrids have been successfully deployed on commercial programs such as DirecTV(R) and IRIDIUM(R).

     Multichip Modules

     MCMs are a further advancement of hybrid microcircuit technology in which large digital devices such as microprocessors, SRAM and EEPROM memories are combined with multilayer ceramic packages to form complex digital systems or subsystems. MCMs perform functions similar to hybrids, except the emphasis is on miniaturizing and synthesizing digital functions such as microprocessor systems and mass memories. The Company has been qualified on multiple MCM designs on both the F-16 and F-22 Advanced Tactical Fighter, V-22, LAMPS, AWACS and AEGIS Missile and is participating in pre-production and production contracts. Application specific MCMs have significant market potential in avionics, workstations, telecommunications and satellites.

     The Company has expanded its standard memory module product line with the addition of 35 new memory modules in the past three years. These products, which consist of SRAM and Flash memory modules, take advantage of the Company's MCM expertise. They are designed to be used for a wide range of computer and general purpose circuit board applications.

     Data-bus

     The Data-bus product line has a particularly broad range of applications. These microcircuits, which have been adopted by the United States Army, Navy and Air Force as a standard interface, act as a digital data communication link between various computer-based equipment. A new commercial Data-bus interface was developed by Boeing for use on its 777 Aircraft. The Company has production contracts for the interface and coupler modules which provide the data communications protocol and interface for all of the electronic systems in each 777 Aircraft.

     The Company's microcircuits are used on numerous avionic systems including the F-14, F-15, F-16 and F-18 aircraft and the Tomahawk-cruise and AMRAAM missiles. They are also qualified for possible use on upgrades to older platforms. The Data-bus microcircuits are used in a wide variety of aerospace and seaboard navigations, and communication systems.

     Application Specific Modules

     The Company manufactures hybrids for a customer's particular need that cannot be fulfilled with a standard commercial product. This capability has historically been utilized to service defense markets domestically and internationally. The electronic content of the worldwide defense market is growing as governments determine it is more economical to upgrade existing aircraft and missiles than to build new aircraft and missiles. This customer base is faced with continuous retrofits to upgrade the ability of aging equipment. The Company benefits from upgrade programs by supplying hybrids and MCMs for the C-130, F-16, F-18 and AWACS aircraft programs, as well as newer programs such as JAVELIN and AMRAAM missiles.

TEST, MEASUREMENT AND OTHER ELECTRONICS

  Instrumentation

     Frequency Synthesizers

     The Company is a leader in radio frequency and microwave technology used in the manufacture of fast switching frequency synthesizers, signal generators and components. The Company's synthesizers operate in a broad frequency range of 10MHz to 40GHz with excellent spectral purity. Their small size and modular construction allow for easy systems configuration and facilitation of repair. The Company, together with Hewlett Packard, helped develop the Modular Measurement System standard which has been selected as the architecture underlying the RF and microwave sections of a number of automated test equipment ("ATE") systems, including CASS, the United States Navy's next generation ATE. The CASS program is a high priority United States Navy initiative designed to end the proliferation of unique ATE and related Test Program Sets for United States Navy electronics. Historically, each individual weapon system had its own testing system which required unique operator skills, maintenance and scope of capabilities. The Company supplies the fast switching frequency synthesizers, spread spectrum modulators and arbitrary waveform generators for CASS. The Company's synthesizers also significantly improve the performance and reliability of existing radars. The Company's synthesizers have been selected by Westinghouse to upgrade its TPS 63 and 70 series radars. Additionally, the synthesizers improve the performance of threat simulators, as well as radar cross section and antenna measurement systems.

     High-Speed Automatic Test Systems

     The Company is a leading provider of high-speed instrumentation radar systems and antenna measurement systems. Instrumentation radar systems are used to measure the radar cross sections of aircraft and other objects using both scale models and actual examples. These measurements are made in many diverse environments from factory floor, to laboratory, to flight lines or aircraft carriers. In addition to the radar system hardware, the Company has developed various analytical processing and display algorithms to assist in the interpretation of the radar data. Through expertise gained in high-speed data acquisition and display techniques used in instrumentation radar products, the Company produces antenna measurement systems used in the design, manufacturing and testing of all types of antennas.

  Motion Control Systems

     Stabilization and Tracking Devices

     The Company is engaged in the design, development and production of stabilization tracking devices and systems, including pedestals. Pedestals, through the continuous balancing action of gyroscopes and servo-mechanical stabilizers operating in all three dimensions, enable equipment mounted on a vehicle to remain almost perfectly balanced and motionless. The mounted equipment can then automatically track or focus on a target as accurately as if it were on solid ground despite the motion of the vehicle. The Company's stabilization and tracking devices are used in reconnaissance and weapon firing control systems and play an important role in high altitude aircraft as well as in other aircraft, ships and ground vehicles which require precise, highly stable mounting for cameras, antennae and lasers. In addition to military and aerospace markets, the Company has delivered commercial units used to stabilize airborne spectroscopy equipment for terrestrial mapping.

     Magnetic Motors

     The Company produces a variety of brushless DC motors. Brushless DC motors differ from conventional DC motors and are well-suited for use under vacuum conditions, such as outer space where lubricants needed to slow brushwear dissipate rapidly. They are also well-suited for environments containing volatile or explosive materials and gases and applications where clean operation is critical. These motors are utilized in the Company's stabilization and tracking systems and infra-red scanner modules, as well as other applications where precise movement is required, such as for positioning antennae, optical systems, mechanical vanes and valves.

     Scanning Devices

     Using its expertise gained in over 30 years of manufacturing infra-red night vision scanners, the Company has developed and started production of the next generation polygon rotary scanner for the United States Army's thermal weapons sight, under contract to Hughes Electro-Optical Data Systems Group. This sight is a low cost, lightweight thermal imaging device that detects targets based on thermal radiation contrasts with the background and is intended for use on standard issue United States Army assault rifles and crew served weapons. Additionally, the Company provides the Common Module Scanner used on the M-1 Tank, Bradley fighting vehicle and Comanche helicopter.

ISOLATOR PRODUCTS

     The Company is engaged in the design, development, manufacture and sale of shock and vibration isolation systems. These devices consist of helically-wound steel wire rope contained between rugged metal retainer bars, which are used in defense applications, and off-the-shelf rubber and spring shock, vibration and noise control devices, which are used in commercial and industrial applications. Purchasers of isolators are manufacturers or users of equipment sensitive to shock and vibration who need to reduce shock/vibration to levels compatible with equipment fragility to extend the useful life of this equipment. Markets for isolation systems include defense, aerospace, geophysical exploration, aircraft, communications, transportation and utilities.

CUSTOMERS

     The Company has hundreds of customers in the communications, satellite, aerospace/defense, transportation and construction industries. Except for Lockheed Martin (13.3%) and Hughes (11.7%), in fiscal 1997, no one customer accounted for more than 10% of the Company's net sales. The Company is currently a party to three key strategic agreements:

     In July 1997, the Company entered into a strategic agreement under which the Company will supply Lucent Technologies with film integrated circuits which are used in communications applications. The agreement expires December 31, 2000 and is subject to annual renewal options. In addition, the Company purchased automatic manufacturing and test equipment, inventory and licenses for advanced technologies from two of Lucent's microelectronic component operations which significantly increases the Company's manufacturing capacity to produce film integrated circuits and MCMs.

     In February 1997, the Company entered into an outsourcing agreement with the RF Semiconductor Division of Motorola under which the Company will supply virtually all of Motorola's thin film interconnects for its RF semiconductor product lines, supporting component applications in CATV, cellular/PCS and land mobile communications. This agreement expires in February 1999 and is subject to annual renewal options.

     In July 1996, the Company entered into a multi-year Volume Purchase Agreement with Hughes Electronics to supply microelectronic modules for use on both commercial and military satellites, and missile systems.

MARKETING AND DISTRIBUTION

     The Company uses a team-based sales approach to facilitate close management by Company personnel of relationships at multiple levels of the customer's organization, including management, engineering and purchasing personnel. The Company's integrated sales approach involves a team consisting of a senior executive, a business development specialist and members of the Company's engineering department. In particular, the use of experienced engineering personnel as part of the sales effort enables close technical collaboration with the customer during the design and qualification phase of new communications equipment which, the Company believes, is critical to the integration of its product into its customers equipment. The Company's executive officers are also involved in all aspects of the Company's relationships with its major customers and work closely with their senior management. In addition, the Company utilizes manufacturers' representatives and independent sales representatives as needed.

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts primarily involve engineering and design relating to the development of new products, the improvement of existing products and/or the adaptation of such products to new applications. The Company's efforts also include developing prototype components to bid on specific programs. Several of the Company's officers and almost all of its engineers have been involved at various times and to varying degrees in these activities. Certain product development and similar costs are recoverable under contractual arrangements and those that are not recoverable are expensed in the year incurred. The costs of Company sponsored research activities were approximately $2.4 million, $1.3 million and $3.3 million for fiscal 1995, 1996 and 1997, respectively.

     The Company is currently focusing its research and development on: (i) the development of high yield, low cost, integrated thin film capacitor processes to allow for high volume production of advanced interconnect substrates for portable communication devices such as cellular/PCS handsets; (ii) the development of a new family of higher performance RISC processor based MCMs which are compatible with the Company's existing products to allow for transparent performance-enhancing upgrades of present systems; (iii) the development of high-speed, high-performance, low cost frequency synthesizers to be used in automatic test systems for commercial communications applications; and (iv) the development of an automatic satellite test system based on existing technology to meet market requirements for high-speed satellite testing.

BACKLOG

     The Company includes in backlog firm purchase orders or contracts providing for delivery of products and services. At June 30, 1997, the Company's order backlog was approximately $53.3 million, approximately 90% of which was scheduled to be delivered on or before June 30, 1998. Approximately 65% and 35% of this backlog represents defense and commercial contracts, respectively. Generally, government contracts are cancellable with payment to the Company of amounts expended under the contract together with a reasonable profit, if any, while commercial contracts are not cancellable. At December 31, 1997, the Company's order backlog was approximately $66.1 million.

COMPETITION

     In all phases of its operations, the Company competes in both performance and price with companies, some of which are considerably larger, more diversified and have greater financial resources and sales than the Company. In the manufacture of microelectronics, the Company believes its primary competitors are NTK, Texas Instruments and ILC/Data Devices Corp. In the manufacture of instrument products, the Company believes its primary competitors are Hewlett Packard and Scientific Atlanta. In the manufacture of motion control products, the Company's believes its primary competitors are MPC Products Corp. and Schaeffer Magnetics Inc. In the manufacture of isolators, the Company believes its primary competitors are Barry Controls, Inc., Lord Kinematics and Mason Industries. The Company also experiences significant competition from the in-house capabilities of its current and potential customers. The Company believes that in all of its operations it competes favorably in the principal competitive areas of technology, performance, reliability, quality, customer service and price. The Company believes that to remain competitive in the future it will need to invest significant financial resources in research and development.

MANUFACTURING

     The Company assembles, tests, packages and ships products at its manufacturing facilities located in Farmingdale, Pearl River and Plainview, New York; Richardson, Texas; Bloomingdale, New Jersey; Powell, Ohio; and Boca Raton, Florida. The Company has been manufacturing products for defense programs for many years in compliance with stringent military specifications. The Company's microelectronic module manufacturing is certified to the status of Class "K" (space qualified) of which the Company believes only six other vendors are currently certified. The Company believes it has been able to bring to the commercial market the manufacturing quality and discipline it has demonstrated in the defense market. For example, the Company's Plainview and Farmingdale manufacturing plants are ISO-9001 certified, as well as certified to the more stringent Boeing D1-9000 standard.

     Historically, the volume of the Company's production requirements in the defense market was not sufficient to justify the widespread implementation of highly automated manufacturing processes. Over the last several years, the Company has expanded the use of high volume manufacturing techniques for product assembly and testing. Recently, the Company purchased film integrated circuit automatic manufacturing and test equipment from Lucent Technologies, which the Company believes was the largest volume manufacturer of thin film integrated circuits, and the Company is currently expanding its Pearl River facility to accommodate this equipment. After its completion, the Company believes the Pearl River facility will have the capacity required to handle additional future outsourcing by captive suppliers of thin film communications products and the growing demand for communication interconnect products.

     The principal materials used by the Company in manufacturing and assembling its products are ceramic, magnetic materials, gold, steel, aluminum, rubber, iron and copper. Many of the component parts used by the Company in its products are also purchased, including semiconductors, transformers, amplifiers and bearings. Although the Company has several sole source arrangements, all the materials and components used by the Company, including those purchased from a sole source, are readily available and are or can be purchased from time to time in the open market. The Company has no long-term commitments for their purchase. No supplier provides more than 10% of the Company's raw materials.

PATENTS AND TRADEMARKS

     The Company owns several patents, patent licenses and trademarks. In order to protect its intellectual property rights, the Company relies on a combination of trade secret, copyright, patent and trademark laws and employee and third-party nondisclosure agreements, as well as limiting access to and distribution of proprietary information. While the Company considers that in the aggregate its patents and trademarks are important in its operations, it does not consider that one or any group of them is of such importance that termination could materially affect its business. See "Risk
Factors -- Limitation on Protection of Proprietary Technology; Risk of Third Party Claims."

EMPLOYEES

     As of December 31, 1997, the Company had 815 employees, of whom 416 were engaged in a manufacturing capacity and 399 were engaged in engineering, sales, administrative or clerical positions. 226 employees of the Company are covered by two collective bargaining agreements. The Company considers its employee relations to be satisfactory.

REGULATION

     The Company's activities are subject to various environmental, health and employee safety laws. The Company has expended resources, both financial and managerial, to comply with applicable environmental, health and worker safety laws in its operations and at its facilities and anticipates that it will continue to do so in the future. The Company does not require any governmental approval of its principal products or services. Compliance with environmental laws has not historically had a material effect on the Company's capital expenditures, earnings or competitive position, and the Company does not anticipate that such compliance will have a material effect on the Company in the future.

     Because of its participation in the defense industry, the Company is subject to audit from time to time for its compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Investigative Service and the Defense Logistics Agency. These and other governmental agencies may also, from time to time, conduct inquiries or investigations that may cover a broad range of Company activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management attention. Also, an adverse finding in any such audit, inquiry or investigation could involve penalties that may have a material adverse effect on the Company's business, results of operation or financial condition.

     The Company believes that it is generally in compliance with all applicable environmental, health and worker safety laws and governmental regulations. Nevertheless, there can be no assurance that additional costs for compliance will not be incurred in the future or that such costs will not be material.

LEGAL PROCEEDINGS

     Filtron Co. Inc. ("Filtron"), a subsidiary of the Company whose operations were discontinued in October 1991, was one of several defendants named in a personal injury action initiated in 1994 by several plaintiffs in the Supreme Court of the State of New York, County of Kings.

     According to the allegations of the Amended Verified Complaint, the plaintiffs, who are current or former employees of a company to whom Filtron sold RFI filters/capacitors, and their dependents, are seeking to recover, respectively, directly and derivatively, on diverse theories of negligence, strict liability and breach of warranty, for injuries allegedly suffered from exposure to a liquid substance or material which Filtron incorporated for a period of time in the RFI filters/capacitors which it manufactured. The plaintiffs are seeking damages which cumulatively exceed $500 million.

     This action is still in the early stages of discovery. Based upon available information and considering its various defenses, together with its product liability insurance, in the opinion of management of the Company, the outcome of the action against its subsidiary will not have a material adverse effect on the Company.

     The Company is involved in various other routine legal matters. Management believes the outcome of these matters will not have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and Directors of the Company are as follows:

                 NAME                    AGE                          TITLE
                 ----                    ---                          -----
Harvey R. Blau.........................  62     Chairman of the Board and Chief Executive Officer
Michael Gorin..........................  56     President, Chief Financial Officer and Director
Leonard Borow..........................  50     Executive Vice President, Chief Operating
                                                  Officer, Secretary and Director
Carl Caruso............................  54     Vice President -- Manufacturing
Charles Badlato........................  39     Treasurer and Assistant Secretary
Robert Bradley, Sr.....................  78     Director(1)
Milton Brenner.........................  70     Director(2)
Ernest E. Courchene, Jr................  66     Director(2)
Donald S. Jones........................  69     Director(2)
Eugene Novikoff........................  74     Director(1)
John S. Patton.........................  80     Director(1)

---------------
(1) Member, Compensation/Stock Option Committee

(2) Member, Audit Committee

     Harvey R. Blau was appointed Chairman of the Board and Chief Executive Officer of the Company in October 1991. Mr. Blau had previously served as Vice Chairman from November 1983 until October 1991 and has been a Director since July 1980. Mr. Blau is also Chairman of the Board and Chief Executive Officer of Griffon Corporation and a director of Nu Horizons Electronics Corp. and Reckson Associates Realty Corp. During fiscal 1997, a subsidiary of Griffon Corporation purchased products from the Company for an aggregate $530,000 in various arms length transactions. Mr. Blau has been a practicing attorney in the State of New York since 1961, and is a member of the law firm of Blau, Kramer, Wactlar & Lieberman, P.C., general counsel to the Company. The Company has engaged Blau, Kramer, Wactlar & Lieberman, P. C. in the past and intends to continue to retain the firm on an ongoing basis.

     Michael Gorin has been employed by the Company in various executive positions since July 1985 and has been President since October 1988, a Director since August 1990 and Chief Financial Officer since 1991. From 1986 to October 1988, Mr. Gorin was Vice President -- Finance. From May 1980 to July 1985, Mr. Gorin was Senior Vice President of Republic National Bank of New York. For more than ten years prior thereto, he was employed by Arthur Andersen & Co., becoming a partner in April 1973. Mr. Gorin is licensed as a Certified Public Accountant in the State of New York.

     Leonard Borow has been employed by the Company in various executive positions since November 1989, has been Executive Vice President and Chief Operating Officer since October 1991, a Director of the Company since November 1992 and Secretary since November 1993. Prior to joining the Company, Mr. Borow was President of Comstron Corporation, a manufacturer of fast switching frequency synthesizers and components, which was acquired by the Company in November 1989.

     Carl Caruso has been employed by the Company as Vice President of Aeroflex Laboratories Incorporated since November 1989 and has been Vice
President -- Manufacturing of the Company since February 1997. Prior to joining the Company, Mr. Caruso was Vice President of Comstron Corporation.

     Charles Badlato has been employed by the Company in various financial positions since December 1987 and has been Treasurer since February 1994. From May 1981 until December 1987, Mr. Badlato was employed by various certified public accounting firms, most recently as an audit manager with Touche Ross & Co. Mr. Badlato is licensed as a Certified Public Accountant in the State of New York.

     Robert Bradley, Sr. has been a Director of the Company since February 1979. Mr. Bradley was actively engaged as an employee and executive of commercial banks for more than 30 years prior to his retirement in

1979. He was Executive Vice President of Central State Bank, in New York, New York and was Senior Vice President of European-American Bank and Trust Company. Mr. Bradley is also a director of Griffon Corporation.

     Milton Brenner, until his retirement in September 1988, had been President of Aeroflex Laboratories Incorporated, a subsidiary of the Company, for more than 15 years. Mr. Brenner was previously a Director of the Company from 1973 to 1986 and was again elected a Director in August 1988.

     Ernest E. Courchene, Jr. has been a Director of the Company since April 1980. Mr. Courchene served from May 1987 to May 1992 as Vice Chairman and a director of Digitech Industries, Inc., a manufacturer of data communications diagnostic equipment. From May 1983 to May 1987, Mr. Courchene was President of Southport Capital Group Ltd., an investment banking firm and from March 1980 to November 1985, he was Chairman of the Board of Harbor Electronics Inc., a manufacturer of cable assemblies for the electronics industry.

     Vice Admiral Donald S. Jones (USN Ret.) has been a Director of the Company since November 1993. Admiral Jones retired from the United States government in 1987 after more than 37 years of service. From March 1988 to March 1990, Admiral Jones was Vice President for Government and International Affairs for Tracor Inc., a manufacturer of electronic products and a provider of aircraft service and repair. Since retirement, Admiral Jones also has acted as an independent consultant.

     Eugene Novikoff has been a Director of the Company since June 1979. Mr. Novikoff is a professional engineer and during the period from 1972 to 1978 was a director and Vice President in charge of development and engineering for Knogo Corporation, a manufacturing and service organization engaged in providing equipment and devices to libraries and retail businesses to reduce losses from pilferage. Since January 1979, Mr. Novikoff has been a self-employed consulting engineer.

     Major General John S. Patton (USAF Ret.) has been a Director of the Company since August 1985. General Patton retired from the United States government in 1978 after more than 36 years of service. Since retirement, he has acted as an independent analytical technical consultant.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth the indicated information as of March 18, 1998 with respect to the beneficial ownership of the Company's securities by:
(i) all persons known to the Company to be beneficial owners of more than 5% of the Company's outstanding Common Stock, based on filings with the Commission;
(ii) each Director; (iii) the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company; (iv) all executive officers and Directors as a group; and (v) each Selling Stockholder:

                                         SHARES OF COMMON                        SHARES OF COMMON
                                        STOCK BENEFICIALLY                      STOCK BENEFICIALLY
                                       OWNED PRIOR TO THIS                         OWNED AFTER
                                           OFFERING(1)         SHARES TO BE       THIS OFFERING
                                       --------------------    SOLD IN THIS    --------------------
  EXECUTIVE OFFICERS AND DIRECTORS      SHARES      PERCENT      OFFERING       SHARES      PERCENT
  --------------------------------     ---------    -------    ------------    ---------    -------
Harvey R. Blau(2)....................    794,995      5.2%        37,500         757,495      4.3%
Michael Gorin(3).....................    572,850      3.8         30,000         542,850      3.1
Leonard Borow(4).....................    910,564      6.0         37,500         873,064      5.0
Carl Caruso(5).......................    139,834      *           15,000         118,794      *
Charles Badlato(6)...................     67,632      *           10,000          53,119      *
Robert Bradley, Sr.(7)...............     40,487      *               --          40,487      *
Milton Brenner(7)....................    155,666      1.1         20,000         135,666      *
Ernest E. Courchene, Jr.(8)..........    113,440      *               --         113,440      *
Donald S. Jones(7)...................     41,000      *               --          41,000      *
Eugene Novikoff(7)...................     41,183      *               --          41,183      *
John S. Patton(7)....................     40,500      *               --          40,500      *
All directors and officers as a group
  (11 persons)(9)....................  2,918,151     17.7        150,000       2,754,847     14.7

5% STOCKHOLDERS
-------------------------------------
Deltec Asset Management Corp.(10)....    965,700      6.6             --         965,700      5.7
FMR Corp.(11)........................    927,700      6.3             --         927,700      5.5

OTHER SELLING STOCKHOLDERS
-------------------------------------
David Chapman(12)....................    153,040      1.0         15,000         138,040      *
Malcolm Hill(13).....................    141,816      *           10,000         131,816      *
Brian Mitchell(14)...................    218,285      1.5         15,000         203,285      1.2
Fleet Bank N.A.......................     60,000      *           60,000              --       --

---------------
* less than 1%

 (1) Ownership represents sole voting and investment power. Includes options or warrants currently exercisable or exercisable within 60 days.

 (2) Includes options currently exercisable or exercisable within 60 days to purchase 598,333 shares of Common Stock. Also includes 5,450 shares held by the Blau, Kramer, Wactlar & Lieberman, P.C. Profit Sharing Plan and 136,132 shares owned by his wife, to which Mr. Blau disclaims beneficial ownership.

 (3) Includes options currently exercisable or exercisable within 60 days to purchase 448,333 shares of Common Stock.

 (4) Includes options currently exercisable or exercisable within 60 days to purchase 448,333 shares of Common Stock. Also includes 8,888 shares owned by his wife to which Mr. Borow disclaims beneficial ownership.

 (5) Includes options currently exercisable or exercisable within 60 days to purchase 78,333 shares of Common Stock. The number of shares of Common Stock beneficially owned by Mr. Caruso after this offering will be reduced by the 15,000 shares of Common Stock to be sold in this offering and 6,040 shares of Common Stock used for the cashless exercise of an option prior to this offering.

 (6) Includes options currently exercisable or exercisable within 60 days to purchase 61,667 shares of Common Stock. The number of shares of Common Stock beneficially owned by Mr. Badlato after this offering will be reduced by the 10,000 shares of Common Stock to be sold in this offering and 4,513 shares of Common Stock used for the cashless exercise of an option prior to this offering.

 (7) Includes options currently exercisable or exercisable within 60 days to purchase 36,666 shares of Common Stock.

 (8) Includes options currently exercisable or exercisable within 60 days to purchase 36,666 shares of Common Stock and 25% (14,167 shares) of the 56,666 shares owned by a partnership in which Mr. Courchene is a 25% partner.

 (9) Includes options or warrants currently exercisable or exercisable within 60 days to purchase an aggregate of 1,874,999 shares of Common Stock.

(10) Based on information contained in a Schedule 13G, which states that the stockholder has sole voting and dispositive power with respect to such shares. The address of the stockholder is 535 Madison Avenue, New York, NY 10022.

(11) Based on information contained in a Schedule 13G, which states that the stockholder has sole voting and dispositive power with respect to such shares. The address of the stockholder is 82 Devonshire Street, Boston, MA 02109.

(12) Includes options and warrants currently exercisable or exercisable within 60 days to purchase 128,040 shares of Common Stock.

(13) Includes options and warrants currently exercisable or exercisable within 60 days to purchase 126,816 shares of Common Stock.

(14) Includes options and warrants currently exercisable or exercisable within 60 days to purchase 159,285 shares of Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 16,894,144 shares of Common Stock outstanding (assuming no exercise of options or warrants outstanding at March 18, 1998 except for options to purchase 25,000 shares of the Company's Common Stock to be sold hereunder). Of these shares, 16,181,578 shares of Common Stock, including the 2,250,000 shares of the Company's Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" ("Affiliates") of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"), may generally be sold only in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

     The remaining 712,566 shares of Common Stock issued and outstanding are deemed "Restricted Shares" under Rule 144. Of the Restricted Shares, approximately 351,532 shares of Common Stock which are not subject to the lock-up agreements described under "Underwriting" will be eligible for immediate sale in the public market pursuant to Rule 144(k) under the Securities Act. Further, the holders of 529,000 shares of the Company's Common Stock are entitled to registration rights as described below.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock (approximately 168,941 shares immediately after this offering) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one and two-year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate.

REGISTRATION RIGHTS

     Certain securityholders of the Company (the "Rightsholders") are entitled to require the Company to register under the Securities Act up to a total of 529,000 shares of outstanding Common Stock (the "Registrable Shares"), pursuant to the terms of their warrant agreements with the Company ("Warrant Agreements"). The Warrant Agreements provide that in the event the Company proposes to register any of its securities under the Securities Act at any time or times, the Rightsholders, subject to certain exceptions, are entitled to include Registrable Shares in such registration. However, the managing underwriter of any such offering may exclude for marketing reasons some or all of such Registrable Shares from such registration. In addition, the Rightsholders have additional rights, subject to certain conditions and limitations, to require the Company to prepare and file a registration statement under the Securities Act with respect to their Registrable Shares. The Company is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company, the Selling Stockholders and CIBC Oppenheimer Corp., A.G. Edwards & Sons, Inc., SoundView Financial Group, Inc. and Ladenburg Thalmann & Co. Inc., as Representatives (the "Representatives") of the Underwriters of this offering, the Company and the Selling Stockholders have agreed to sell to the Underwriters, and the Underwriters named below have severally agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite their names below:

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
CIBC Oppenheimer Corp. .....................................       750,000
A.G. Edwards & Sons, Inc. ..................................       750,000
SoundView Financial Group, Inc. ............................       425,000
Ladenburg Thalmann & Co. Inc. ..............................       215,000
Adams, Harkness & Hill, Inc. ...............................        40,000
Branch, Cabell & Company....................................        40,000
H.D. Brous & Co., Inc. .....................................        40,000
J.W. Charles Securities, Inc. ..............................        40,000
Crowell, Weedon & Co. ......................................        40,000
Dain Rauscher Incorporated..................................        40,000
Gruntal & Co., L.L.C. ......................................        40,000
Needham & Company, Inc. ....................................        40,000
Value Investing Partners, Inc. .............................        40,000
                                                                 ---------
          Total ............................................     2,500,000
                                                                 =========

     The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus and at such price less a concession of not in excess of $0.45 per share to certain securities dealers, of which a concession of not in excess of $0.10 per share may be reallowed to certain other securities dealers. After this offering, the public offering price, allowances, concessions and other selling terms may be changed by the Representatives.

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase Common Stock are subject to certain conditions, including that if any of the Common Stock is purchased by the Underwriters pursuant to the Underwriting Agreement, all of such shares must be so purchased.

     The Company and certain Selling Stockholders have granted options to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase from the Company and certain Selling Stockholders up to an aggregate of 346,500 and 28,500 additional shares of Common Stock, respectively, to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment options to purchase any of the 375,000 additional shares of Common Stock, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares purchased by each of them bears to the 2,500,000 shares of Common Stock offered hereby. The Company and certain Selling Stockholders will be obligated, pursuant to the over-allotment options, to sell shares of Common Stock to the Underwriters to the extent such over-allotment options are exercised.

     Certain of the Company's officers, directors and significant stockholders have agreed that they will not, without the prior written consent of CIBC Oppenheimer Corp., offer, sell or dispose of any shares of Common Stock or securities exchangeable or convertible into shares of Common Stock until 90 days after this offering. Subject to certain limitations, the Company has also agreed that it will not, without consent of CIBC Oppenheimer Corp., offer, sell or dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock until

90 days after this offering (except for (i) shares issued pursuant to stock options and warrants outstanding on the date hereof and (ii) stock options issued pursuant to employee benefit or incentive compensation plans in effect on the date hereof).

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to certain payments that the Underwriters may be required to make in respect thereof.

     The Representatives do not intend to confirm sales of the Common Stock to any account over which they exercise discretionary authority.

     In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing the market price for Common Stock. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of the Common Stock or by exercising the Underwriters' overallotment option referred to above. In addition, CIBC Oppenheimer Corp., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon for the Company by Blau, Kramer, Wactlar & Lieberman, P.C., Jericho, New York. Harvey R. Blau, a member of the firm, is Chairman and Chief Executive Officer of the Company. Mr. Blau owns 794,001 shares of Common Stock of the Company, including options to purchase 598,333 shares of Common Stock of the Company granted pursuant to certain of the Company's stock option plans and 136,132 shares owned by his wife, to which Mr. Blau disclaims beneficial ownership. The Blau, Kramer, Wactlar & Lieberman, P.C. Profit Sharing Plan owns 5,450 shares of Common Stock of the Company, 2,830 of which have been allocated to Mr. Blau. Other members of the firm own an aggregate of 600 shares of Common Stock of the Company. For the year ended June 30, 1997, the Company paid approximately $174,000 in legal fees to the firm. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule as of June 30, 1996 and 1997 and for each of the years in the three-year period ended June 30, 1997 included in this Prospectus have been included in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, included herein and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits relating thereto. For further information with respect to the Company and the shares of Common Stock offered by this Prospectus, reference is made to such Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof; each such statement contained herein is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained at the office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates, and from the Commission's Web site at the address http://www.sec.gov. In addition, the Company's Common Stock is listed on the New York Stock Exchange, and copies of the foregoing materials and other information concerning the Company can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission (File No. 1-8037) pursuant to the Exchange Act, are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997.

          (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1997 and December 31, 1997.

          (3) The description of the class of securities to be offered which is contained in Registration Statements filed under Section 12 of the Exchange Act (File No. 1-8037), including any amendments or reports filed for the purpose of updating such descriptions.

     All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (except for exhibits thereto unless specifically incorporated by reference therein). Requests for such copies should be directed to the Secretary, Aeroflex Incorporated, 35 South Service Road, Plainview, New York 11803, (516) 694-6700.

                             AEROFLEX INCORPORATED

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
  Report of KPMG Peat Marwick LLP, Independent Auditors.....   F-2
  Consolidated Balance Sheets at June 30, 1996 and 1997, and
     December 31, 1997 (unaudited)..........................   F-3
  Consolidated Statements of Operations for the years ended
     June 30, 1995, 1996 and 1997, and the six months ended
     December 31, 1996 and 1997 (unaudited).................   F-4
  Consolidated Statements of Shareholders' Equity for the
     years ended June 30, 1995, 1996 and 1997, and the six
     months ended December 31, 1997 (unaudited).............   F-5
  Consolidated Statements of Cash Flows for the years ended
     June 30, 1995, 1996 and 1997, and for the six months
     ended December 31, 1996 and 1997 (unaudited)...........   F-6
  Notes to Consolidated Financial Statements................   F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Aeroflex Incorporated Plainview, New York

     We have audited the accompanying consolidated balance sheets of Aeroflex Incorporated and subsidiaries as of June 30, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aeroflex Incorporated and subsidiaries as of June 30, 1996 and 1997 and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

Jericho, New York
August 14, 1997 (except as to Note 17(b), which is as of October 6, 1997)

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    JUNE 30,
                                                              --------------------   DECEMBER 31,
                                                                1996        1997         1997
                                                              --------    --------   ------------
                                                                                     (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.................................  $    661    $    600     $    675
  Current portion of invested cash..........................        --          69          118
  Accounts receivable, less allowance for doubtful accounts
    of $354, $417 and $530 at June 30, 1996 and 1997, and
    December 31, 1997, respectively.........................    23,336      21,843       18,095
  Income tax refund receivable..............................       926          --           --
  Inventories...............................................    16,916      20,319       28,719
  Deferred income taxes.....................................     1,871       2,043        2,113
  Prepaid expenses and other current assets.................       554         743        1,394
                                                              --------    --------     --------
         Total current assets...............................    44,264      45,617       51,114
Invested cash...............................................       603         453          312
Property, plant and equipment, net..........................    14,854      14,487       19,988
Intangible assets acquired in connection with the purchase
  of businesses, net of accumulated amortization of $516,
  $1,224 and $1,608 at June 30, 1996 and 1997, and December
  31, 1997, respectively....................................     8,707       8,046        7,962
Cost in excess of fair value of net assets of businesses
  acquired, net of accumulated amortization of $2,086,
  $2,399 and $2,558 at June 30, 1996 and 1997, and December
  31, 1997, respectively....................................    10,054       9,903        9,978
Other assets................................................     2,687       2,541        2,710
                                                              --------    --------     --------
         Total assets.......................................  $ 81,169    $ 81,047     $ 92,064
                                                              ========    ========     ========


                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................  $  4,259    $  4,247     $  4,928
  Accounts payable..........................................     3,968       5,093        6,831
  Accrued expenses and other current liabilities............     8,967       8,564       10,021
  Income taxes payable......................................     1,770       1,841        2,746
                                                              --------    --------     --------
         Total current liabilities..........................    18,964      19,745       24,526
Long-term debt..............................................    20,337      14,688       16,800
Deferred income taxes.......................................       172         334          119
Other long-term liabilities.................................     1,243       1,259        2,773
Senior subordinated convertible debentures..................     9,981       9,981           --
                                                              --------    --------     --------
         Total liabilities..................................    50,697      46,007       44,218
                                                              --------    --------     --------
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, par value $.10 per share; authorized
    1,000 shares: Series A Junior Participating Preferred
    stock, par value $.10 per share; authorized 150 shares;
    none issued.............................................        --          --           --
  Common Stock, par value $.10 per share; authorized 25,000
    shares; issued 12,380, 12,658 and 14,481 shares at June
    30, 1996 and 1997 and December 31, 1997, respectively...     1,238       1,266        1,448
  Additional paid-in capital................................    57,820      58,110       67,639
  Accumulated deficit.......................................   (28,004)    (23,584)     (20,746)
                                                              --------    --------     --------
                                                                31,054      35,792       48,341
  Less: Treasury Stock, at cost (129, 169 and 111 shares at
    June 30, 1996 and 1997, and December 31, 1997,
    respectively)...........................................       582         752          495
                                                              --------    --------     --------
         Total stockholders' equity.........................    30,472      35,040       47,846
                                                              --------    --------     --------
         Total liabilities and stockholders' equity.........  $ 81,169    $ 81,047     $ 92,064
                                                              ========    ========     ========

                See notes to consolidated financial statements.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         SIX MONTHS ENDED
                                                              YEARS ENDED JUNE 30,         DECEMBER 31,
                                                          ----------------------------   -----------------
                                                           1995       1996      1997      1996      1997
                                                          -------   --------   -------   -------   -------
                                                                                            (UNAUDITED)
Net sales...............................................  $71,113   $ 74,367   $94,299   $41,975   $53,210
Cost of sales...........................................   47,542     51,070    63,109    28,440    35,079
                                                          -------   --------   -------   -------   -------
  Gross profit..........................................   23,571     23,297    31,190    13,535    18,131
                                                          -------   --------   -------   -------   -------
Operating costs:
  Selling, general and administrative costs.............   13,363     14,119    18,175     8,154    10,365
  Research and development costs........................    2,389      1,260     3,279     1,422     2,029
  Special charge (note 2)...............................       --     23,200        --        --        --
  Restructuring charge (note 3).........................    1,669         --        --        --        --
                                                          -------   --------   -------   -------   -------
          Total operating costs.........................   17,421     38,579    21,454     9,576    12,394
                                                          -------   --------   -------   -------   -------
Operating income (loss).................................    6,150    (15,282)    9,736     3,959     5,737
                                                          -------   --------   -------   -------   -------
Other expense (income):
  Life insurance proceeds (note 13).....................   (2,000)        --        --        --        --
  Interest expense......................................    1,464      1,939     2,974     1,551     1,250
  Other expense (income) (including interest income
     and dividends of $669, $496, $84, $50 and $26).....     (751)    (1,075)      (93)      (61)       74
                                                          -------   --------   -------   -------   -------
          Total other expense (income)..................   (1,287)       864     2,881     1,490     1,324
                                                          -------   --------   -------   -------   -------
Income (loss) from continuing operations before income
  taxes.................................................    7,437    (16,146)    6,855     2,469     4,413
Provision for income taxes..............................      850      1,274     2,435       925     1,575
                                                          -------   --------   -------   -------   -------
Income (loss) from continuing operations................    6,587    (17,420)    4,420     1,544     2,838
                                                          -------   --------   -------   -------   -------
Discontinued operations (note 4):
  Gain on disposal of subsidiaries, net of income
     taxes..............................................      462         --        --        --        --
                                                          -------   --------   -------   -------   -------
     Income from discontinued operations................      462         --        --        --        --
                                                          -------   --------   -------   -------   -------
Net income (loss).......................................  $ 7,049   $(17,420)  $ 4,420   $ 1,544   $ 2,838
                                                          =======   ========   =======   =======   =======
Income (loss) per common share:
  Basic:
     Continuing operations..............................  $  0.56   $  (1.46)  $  0.36   $  0.12   $  0.21
     Discontinued operations............................     0.04         --        --        --        --
                                                          -------   --------   -------   -------   -------
       Net income (loss)................................  $  0.60   $  (1.46)  $  0.36   $  0.12   $  0.21
                                                          =======   ========   =======   =======   =======
  Diluted:
     Continuing operations..............................  $  0.52   $     --   $  0.34   $  0.12   $  0.19
     Discontinued operations............................     0.04         --        --        --        --
                                                          -------   --------   -------   -------   -------
       Net income.......................................  $  0.56   $     --   $  0.34   $  0.12   $  0.19
                                                          =======   ========   =======   =======   =======
Weighted average number of common shares and common
  share equivalents outstanding:
  Basic.................................................   11,733     11,971    12,446    12,387    13,547
  Diluted...............................................   14,052         --    14,620    14,744    15,557

                See notes to consolidated financial statements.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               YEARS ENDED JUNE 30, 1995, 1996 AND 1997 (AUDITED)
             AND THE SIX MONTHS ENDED DECEMBER 31, 1997 (UNAUDITED)
                                 (IN THOUSANDS)

                                               COMMON STOCK       ADDITIONAL                 TREASURY STOCK
                                           --------------------    PAID-IN     ACCUMULATED   --------------
                                 TOTAL      SHARES    PAR VALUE    CAPITAL       DEFICIT     SHARES   COST
                                --------   --------   ---------   ----------   -----------   ------   -----
Balance, July 1, 1994.........  $ 39,571     11,799    $1,180      $56,116      $(17,633)      58     $ (92)
  Treasury stock received from
     the employee stock
     ownership plan...........       (28)        --        --           --            --        7       (28)
  Retirement of treasury
     stock....................        --        (65)       (6)        (114)           --      (65)      120
  Purchase of treasury
     stock....................      (355)        --        --           --            --       92      (355)
  Stock issued upon exercise
     of stock options.........       107         84         8           99            --       --        --
  Net income..................     7,049         --        --           --         7,049       --        --
                                --------   --------    ------      -------      --------      ---     -----
Balance, June 30, 1995........    46,344     11,818     1,182       56,101       (10,584)      92      (355)
  Stock issued upon conversion
     of debentures............        19          3        --           19            --       --        --
  Treasury stock received from
     the employee stock
     ownership plan...........      (285)        --        --           --            --       56      (285)
  Stock issued upon exercise
     of stock options.........       440        159        16          366            --      (19)       58
  Stock and warrants issued to
     acquire business.........     1,074        300        30        1,044            --       --        --
  Stock issued in connection
     with bank refinancing....       300        100        10          290            --       --        --
  Net loss....................   (17,420)        --        --           --       (17,420)      --        --
                                --------   --------    ------      -------      --------      ---     -----
Balance, June 30, 1996........    30,472     12,380     1,238       57,820       (28,004)     129      (582)
  Stock issued upon exercise
     of stock options.........       586        278        28          290            --      (69)      268
  Purchase of treasury
     stock....................      (438)        --        --           --            --      109      (438)
  Net income..................     4,420         --        --           --         4,420       --        --
                                --------   --------    ------      -------      --------      ---     -----
Balance, June 30, 1997........    35,040     12,658     1,266       58,110       (23,584)     169      (752)
  Stock issued upon exercise
     of stock options and
     warrants.................       586         49         5          324            --      (58)      257
  Stock issued upon conversion
     of debentures............     9,382      1,774       177        9,205            --       --        --
  Net income..................     2,838         --        --           --         2,838       --        --
                                --------   --------    ------      -------      --------      ---     -----
Balance, December 31, 1997....  $ 47,846     14,481    $1,448      $67,639      $(20,746)     111     $(495)
                                ========   ========    ======      =======      ========      ===     =====

                See notes to consolidated financial statements.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                                      YEARS ENDED JUNE 30,         DECEMBER 31,
                                                  ----------------------------   -----------------
                                                   1995       1996      1997      1996      1997
                                                  -------   --------   -------   -------   -------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................  $ 7,049   $(17,420)  $ 4,420   $ 1,544   $ 2,838
  Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
     Special charge.............................       --     23,200        --        --        --
     Gain from discontinued operations, net.....     (462)        --        --        --        --
     Depreciation and amortization..............    3,133      3,091     4,322     2,220     2,511
     Amortization of deferred gain..............       --         --        --        --      (338)
     Gain on sale of securities.................       --       (533)       --        --        --
     Deferred income taxes......................      (13)      (461)      (10)     (144)     (285)
     Other......................................      (69)      (112)       57        12       124
  Change in operating assets and liabilities,
     net of effects from purchase of businesses:
     Decrease (increase) in accounts
       receivable...............................   (1,965)    (2,220)    1,421     4,614     3,624
     Decrease (increase) in inventories.........    2,263     (2,654)   (3,403)   (2,279)   (7,265)
     Decrease (increase) in prepaid expenses and
       other assets.............................     (279)        (6)      879       774    (1,420)
     Increase (decrease) in accounts payable,
       accrued expenses and other long-term
       liabilities..............................   (1,232)       434       375    (1,301)    1,880
     Increase (decrease) in income taxes
       payable..................................     (125)     1,189       668       223     1,091
                                                  -------   --------   -------   -------   -------
Net cash provided by operating activities.......    8,300      4,508     8,729     5,663     2,760
                                                  -------   --------   -------   -------   -------
Cash flows from investing activities:
  Payment for purchase of businesses, net of
     cash acquired..............................     (536)   (35,190)     (162)       --      (234)
  Purchase of equipment, inventory and
     technology rights from Lucent
     Technologies...............................       --         --        --        --    (4,435)
  Net cash provided by discontinued
     operations.................................    3,058         --        --        --        --
  Capital expenditures..........................   (2,919)    (1,687)   (2,931)   (1,374)   (1,348)
  Proceeds from sale of property, plant and
     equipment..................................      182      2,318        16        --        47
  Net proceeds from sale of securities..........       --        533        --        --        --
  Decrease in invested cash.....................      194        709        81        22        92
                                                  -------   --------   -------   -------   -------
Net cash used in investing activities...........      (21)   (33,317)   (2,996)   (1,352)   (5,878)
                                                  -------   --------   -------   -------   -------
Cash flows from financing activities:
  Borrowings under debt agreements..............      293     27,250        58        --     6,232
  Debt repayments...............................   (5,232)    (9,210)   (5,719)   (4,173)   (3,439)
  Bank debt financing costs.....................       --       (403)       --        --        --
  Purchase of treasury stock....................     (355)        --      (438)       --        --
  Proceeds from the exercise of stock options
     and warrants...............................      107        503       305       226       400
                                                  -------   --------   -------   -------   -------
Net cash provided by (used in) financing
  activities....................................   (5,187)    18,140    (5,794)   (3,947)    3,193
                                                  -------   --------   -------   -------   -------
Net increase (decrease) in cash and cash
  equivalents...................................    3,092    (10,669)      (61)      364        75
Cash and cash equivalents at beginning of
  period........................................    8,238     11,330       661       661       600
                                                  -------   --------   -------   -------   -------
Cash and cash equivalents at end of period......  $11,330   $    661   $   600   $ 1,025   $   675
                                                  =======   ========   =======   =======   =======

                See notes to consolidated financial statements.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

1.a.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Aeroflex Incorporated and its subsidiaries ("the Company"), all of which are wholly-owned. The Company has accounted for certain subsidiaries, namely telecommunication systems services (T-CAS Corp.) and commercial and custom envelopes (Huxley Envelope Corp.), as discontinued operations. These subsidiaries have not been consolidated as part of the Company's continuing operations (See Note 4). All significant intercompany balances and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires that management of the Company make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Among the more significant estimates included in the financial statements are the estimated costs to complete contracts in process. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

  Financial Instruments

     The fair values of all financial instruments, other than long-term debt and the convertible debentures (see Notes 9 and 10), approximate book values because of the short maturity of these instruments.

  Revenue and Cost Recognition on Contracts

     Revenue is recognized based upon shipments or billings. The Company records gross profit on its long-term contracts using percentage-of-completion accounting under which costs are recognized on revenues in the same relation that total estimated manufacturing costs bear to total contract value. Estimated costs at completion are based upon engineering and production estimates. Provisions for estimated losses or revisions in estimated profits on contracts-in-process are recorded in the period in which such losses or revisions are first determined.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the life of the lease or the estimated life of the asset, whichever is shorter.

  Research and Development Costs

     All research and development costs are charged to expense as incurred. See
Note 2 for a discussion of purchased in-process research and development.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

  Intangible Assets

     Intangible assets are recorded at cost, less accumulated amortization. The excess of purchase price over the fair value of tangible assets acquired is being amortized on a straight-line basis over periods ranging from 20 to 40 years except for certain costs allocated to existing technology, workforce in-place, customer relationships and patents which are amortized over 13 to 15 years, the estimated remaining lives of the intangibles at the time they were acquired by the Company. The Company periodically evaluates the recoverability of the carrying value of its intangible assets and the related amortization periods. The Company assesses the recoverability of unamortized goodwill based on the undiscounted projected future earnings of the related businesses. As of June 30, 1997, the cost in excess of fair value of net assets of businesses acquired consists substantially of $8,666,000 related to the 1989 acquisition of Comstron Corporation, a manufacturer of frequency synthesizers, subsystems and components.

  Long-Lived Assets

     Effective July 1, 1996 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ", which requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 did not have any impact on the Company's consolidated financial position or results of operations.

  Invested Cash

     Invested cash consists of government securities and certificates of deposit, having original maturities of greater than three months, and is carried at cost, which approximates market.

  Income (Loss) Per Share

     For the period ended December 31, 1997, the Company has adopted SFAS No. 128 "Earnings Per Share." In accordance with SFAS No. 128, earnings per common share ("Basic EPS") is computed by dividing net income by weighted average common shares outstanding. Earnings per common share, assuming dilution ("Diluted EPS") is computed by dividing net income plus a pro forma addback of debenture interest by weighted average common shares outstanding plus potential dilution from the conversion of debentures and the exercise of stock options and warrants. Income (loss) per share amounts for prior periods have been restated to conform to the provisions of SFAS No. 128.

  Accounting for Stock-Based Compensation

     The Company records compensation expense for employee and director stock options only if the current market price of the underlying stock exceeds the exercise price on the date of the grant. Effective July 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected not to implement the fair value based accounting method for employee and director stock options, but instead has elected to disclose the pro forma net earnings and pro forma earnings per share for employee and director stock option grants made beginning in fiscal 1996 as if such method had been used to account for stock-based compensation cost as described in SFAS No. 123.

  Income Taxes

     In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company measures deferred tax assets and liabilities based upon the differences between the financial accounting and tax bases of assets and liabilities.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

  Reclassifications

     Reclassifications have been made to the 1995, 1996 and 1997 consolidated financial statements to conform to the six months ended December 31, 1997 presentation.

b.  INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     The consolidated balance sheet of the Company as of December 31, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the six months ended December 31, 1996 and 1997 have been prepared by the Company and are unaudited. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at December 31, 1997 and for all the aforementioned periods have been made.

     The Company's effective income tax rates for the six month periods ended December 31, 1996 and 1997 are based on management's expectations of the tax rates for the respective full years.

     Results of operations for the six month periods are not necessarily indicative of results of operations for the corresponding years.

2.  ACQUISITION OF BUSINESSES

  MIC

     Effective March 19, 1996, the Company acquired all of the outstanding stock of MIC Technology Corporation ("MIC") for approximately $36,000,000 of cash, 300,000 shares of common stock and warrants to purchase 400,000 shares of common stock (at exercise prices ranging from $7.05 to $7.50 per share). The purchase price was paid with available cash of approximately $9,000,000 and borrowings under the Company's bank loan agreement of approximately $27,000,000. MIC manufactures high frequency thin film circuits and interconnects for miniaturized, high frequency, high performance electronic products for growing commercial markets such as wireless communications, satellite based communications hardware and high technology military electronics. The acquired company's net sales were approximately $25,000,000 for its fiscal year ended October 31, 1995.

     The Company commissioned an independent asset valuation study of acquired tangible and identifiable intangible assets to serve as a basis for allocation of the purchase price. Based on this study, the Company allocated the purchase price as follows:

                                                              (IN THOUSANDS)
                                                              --------------
Net tangible assets.........................................     $ 6,190
Identifiable intangible assets..............................       8,453
In-process research and development.........................      23,200
                                                                 -------
                                                                 $37,843
                                                                 =======

     The identifiable intangible assets which include existing technology, customer relationships and assembled work force are being amortized on a straight-line basis over thirteen years based on the study described above. The acquired in-process research and development was not considered to have reached technological feasibility and, in accordance with generally accepted accounting principles, the value of such was expensed in the third quarter of fiscal 1996.

     Summarized below are the unaudited pro forma results of operations of the Company as if MIC had been acquired at the beginning of the fiscal periods presented. The $23,200,000 write-off has been included in the

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

June 30, 1996 pro forma loss but not the June 30, 1995 pro forma income in order to provide comparability to the respective historical periods.

                                                                PRO FORMA YEARS
                                                                ENDED JUNE 30,
                                                              -------------------
                                                               1995        1996
                                                              -------    --------
                                                                (IN THOUSANDS,
                                                               EXCEPT PER SHARE
                                                                     DATA)
Net sales...................................................  $95,300    $ 90,097
Income (loss) from continuing operations....................    6,729     (19,392)
Net income (loss)...........................................  $ 7,191    $(19,392)
                                                              =======    ========
Income (loss) per share:
  Basic:
     Continuing operations..................................  $  0.56    $  (1.62)
                                                              =======    ========
     Net income (loss)......................................  $  0.59    $  (1.62)
                                                              =======    ========
  Diluted:
     Continuing operations(1)...............................  $  0.52       --
                                                              =======
     Net income(1)..........................................  $  0.55       --
                                                              =======

---------------
(1) Due to the loss in fiscal 1996, all options, warrants and convertible debentures are anti-dilutive.

     The pro forma financial information presented above for the MIC acquisition is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented or of future operating results of the combined companies.

  Lintek

     In January 1995, the Company acquired substantially all of the net operating assets of Lintek, Inc. ("Lintek") for $537,000 plus contingent consideration based on the next five years' earnings to a maximum of an additional $675,000. Additional consideration of $63,000 and $162,000 was earned as of December 31, 1995 and 1996 and paid in February 1996 and 1997, respectively. Such amounts, and any further contingent consideration earned, will be treated as cost in excess of fair value of net assets acquired. Lintek designs, develops and manufactures radar cross section and antenna pattern measurement systems for commercial and military applications, as well as surface penetrating radars. The acquired company's net sales were approximately $2,600,000 for the year ended December 31, 1994. On a pro forma basis, had the Lintek acquisition taken place as of the beginning of the periods presented, results of operations for those periods would not have been materially affected.

     The acquisitions have been accounted for as purchases and, accordingly, the acquired assets and liabilities assumed have been recorded at their estimated fair values at the respective dates of acquisition. The operating results of MIC and Lintek are included in the consolidated statements of operations from the respective acquisition dates.

3.  RESTRUCTURING CHARGE

     In March 1995, the Company adopted a plan to consolidate its Puerto Rico manufacturing operations into its existing facilities in New York and New Jersey. The Company has ceased manufacturing operations in Puerto Rico. In connection with this restructuring, the Company recorded a charge to earnings of $1,669,000 in fiscal 1995, representing costs of abandonment of leasehold improvements, severance costs for approximately 100 employees, lease termination costs, write-down of excess equipment and other related costs.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

Approximately $597,000 of this amount were non-cash costs. Expenditures related to the restructuring have been consistent in all material respects with the original charges taken.

4.  DISCONTINUED OPERATIONS

     In November 1993, the Company sold substantially all of the net operating assets of its wholly-owned subsidiary, Huxley Envelope Corp. ("Huxley"), for $5,550,000. Huxley is a manufacturer of specialized envelopes for high-volume direct-mail users. The sale did not include Huxley's New York City manufacturing facility which was sold in the fourth quarter of fiscal 1995 for approximately $2,400,000. The sale of the facility, along with the resolution of certain other contingencies, resulted in a net of tax gain of $240,000.

     Effective June 30, 1991, the Board of Directors of the Company approved a formal plan to discontinue the operations of its wholly-owned subsidiary, T-CAS Corp. ("T-CAS"), which was involved in the design and implementation of telecommunication and electronic systems. The plan called for completion of existing contracts and an orderly dissolution. As of June 30, 1993, all contracts were completed.

     In May 1995, T-CAS received $170,000 in settlement of a claim against a former customer. This settlement, together with other unrelated settlements of claims and adjustments of previously recorded loss reserves, resulted in an after tax gain of $222,000, which was included in discontinued operations in the fourth quarter of fiscal 1995.

     Huxley and T-CAS have been reported as discontinued operations and, accordingly, the Company's equity earnings (loss) from these subsidiaries and the estimated gain (loss) on disposal, sale or discontinuance have been reported separately from continuing operations.

5.  INVESTED CASH

     Invested cash represents funds held in qualified Puerto Rico investments which enabled the Company to take advantage of reduced withholding taxes when the earnings from its subsidiary in Puerto Rico were repatriated. These funds are currently invested in government securities and certificates of deposit. Despite the cessation of operations in Puerto Rico, the funds will be maintained in such investments for the required statutory periods through the year 1999.

6.  INVENTORIES

     Inventories consist of the following:

                                                          JUNE 30,
                                                     ------------------    DECEMBER 31,
                                                      1996       1997          1997
                                                     -------    -------    -------------
                                                                            (UNAUDITED)
                                                               (IN THOUSANDS)
Raw materials......................................  $ 9,352    $11,191       $13,265
Work-in-process....................................    5,301      6,642        10,490
Finished goods.....................................    2,263      2,486         4,964
                                                     -------    -------       -------
                                                     $16,916    $20,319       $28,719
                                                     =======    =======       =======

     Inventories include contracts-in-process of $2,269,000 and $3,318,000 at June 30, 1996 and 1997, respectively, which consist substantially of unbilled material, labor and overhead costs that are or were expected to be billed during the succeeding fiscal year.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

7.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                   JUNE 30,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Land........................................................  $   725    $   725
Building and leasehold improvements.........................   11,370     11,742
Machinery, equipment, tools and dies........................   17,293     19,583
Furniture and fixtures......................................    5,070      5,196
Assets recorded under capital leases........................    2,707      2,392
Transportation equipment....................................       63         85
                                                              -------    -------
                                                               37,228     39,723
Less accumulated depreciation and amortization..............   22,374     25,236
                                                              -------    -------
                                                              $14,854    $14,487
                                                              =======    =======

     Repairs and maintenance expense on property, plant and equipment was $475,000, $481,000 and $1,131,000 for the years ended June 30, 1995, 1996 and
1997, respectively.

8.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities include accrued salaries, wages and other compensation of $2,789,000 and $2,874,000 at June 30, 1996 and 1997, respectively.

9.  LONG-TERM DEBT AND CREDIT ARRANGEMENTS

     Long-term debt consists of the following:

                                                         JUNE 30,
                                                    ------------------    DECEMBER 31,
                                                     1996       1997          1997
                                                    -------    -------    -------------
                                                                           (UNAUDITED)
                                                              (IN THOUSANDS)
Revolving credit and term loan agreement(a).......  $22,200    $17,150       $14,359
Equipment loans(d)................................       --         --         5,977
Capitalized lease obligations(b)..................    2,047      1,536         1,274
Bank loans(c).....................................      187        187           118
Other.............................................      162         62            --
                                                    -------    -------       -------
                                                     24,596     18,935        21,728
Less current maturities...........................    4,259      4,247         4,928
                                                    -------    -------       -------
                                                    $20,337    $14,688       $16,800
                                                    =======    =======       =======

     Aggregate long-term debt as of June 30, 1997 matures in each fiscal year as follows:

                                                 (IN THOUSANDS)
                                                 --------------
1998...........................................     $ 4,247
1999...........................................      12,724
2000...........................................       1,964
                                                    -------
                                                    $18,935
                                                    =======

     Interest paid was $1,333,000, $1,584,000 and $2,647,000 during the years ended June 30, 1995, 1996 and 1997, respectively.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

     (a) As of March 15, 1996, the Company replaced a previous agreement with a revised revolving credit and term loan agreement with two banks which is secured by substantially all of the Company's assets. The agreement provides for a revolving credit line of $22,000,000, which expires on March 31, 1999, and a term loan of $16,000,000. The term loan is payable in quarterly principal installments of $900,000 with final payment on September 30, 2000. The interest rate on borrowings under this agreement is at various rates depending upon certain financial ratios, with the present rate substantially equivalent to the prime rate (8.5% at June 30, 1997) on the revolving credit borrowings and prime plus 0.25% on the term loan outstandings. The Company paid a facility fee of $200,000 and 100,000 shares of common stock, and is required to pay a commitment fee of 0.375% per annum of the average unused portion of the revolving credit line. An additional payment of $125,000 is payable if the term loan is greater than $4,000,000 at December 31, 1997.

     The terms of the agreement require compliance with certain covenants including minimum consolidated tangible net worth and pretax earnings, maintenance of certain financial ratios, limitations on capital expenditures and indebtedness and prohibition of the payment of cash dividends. In connection with the purchase of commodities for use in manufacturing, the Company has a letter of credit facility of $1,600,000. At June 30, 1997, the Company's available unused line of credit was approximately $12,000,000 after consideration of the letter of credit. The Company believes that the carrying amount of this debt approximates fair value since the interest rate is variable and the margins are consistent with those available to the Company under similar terms.

     (b) The Company has various capitalized lease obligations with financial institutions which have various terms through 2000 and interest rates ranging from 7.1% to 9.5%.

     (c) The Company has loans with a bank bearing interest at rates ranging from 6.1% to 6.4%. These loans mature at various dates through July 1998 and are fully collateralized by the invested cash.

     (d) (Unaudited) During the six months ended December 31, 1997, the Company entered into equipment loans with two banks totaling $6,232,000. The loans are repayable monthly through August 2004 and bear interest at a floating rate 200 basis points above the 30-day London Interbank Offered Rate.

10.  SENIOR SUBORDINATED CONVERTIBLE DEBENTURES

     During June 1994, the Company completed a sale of $10,000,000 principal amount of 7 1/2% Senior Subordinated Convertible Debentures to non-U.S. persons. The debentures are due June 15, 2004 subject to prior sinking fund payments of 10%, 10%, 15% and 15% of the principal amount on September 15, 2000, 2001, 2002 and 2003, respectively. The debentures are convertible into the Company's common stock at a price of $5.625 per share. The Company may redeem the debentures at a price of 104.5% of the principal amount, declining by 1.5 points per year beginning June 15, 1998 to 100% at June 15, 2000 and thereafter. The net proceeds from the offering were used initially to retire certain bank indebtedness and for general working capital with excess proceeds placed in temporary short term bank related investments until ultimately used for the purchase of MIC. The cost of issuing these debentures, $947,000, included a 6% fee paid and 100,000 warrants, exercisable at $6.75 per share, issued to the placement agent. This amount is included in the Consolidated Balance Sheet under the caption "Other Assets" and is being amortized over the term of the debentures as interest expense. As of June 30, 1997, $19,000 principal amount of bonds has been converted into common stock. The Company estimates the fair value of the debentures as of June 30, 1997 to be approximately $10,430,000 based on quoted market prices. See Note 17(b) for a discussion of subsequent events.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

11.  STOCKHOLDERS' EQUITY

  (a) Stock Option Plans

     Under stock option plans approved by the Company's shareholders, options may be granted to purchase shares of the Company's common stock exercisable at prices equal to the fair market value on the date of grant. During 1990, the Company's shareholders approved the Non-Qualified Stock Option Plan (the "NQSOP"). In December 1993, the Board of Directors adopted the Outside Director Stock Option Plan (the "Directors' Plan") which provides for options to non-employee directors, which become exercisable in three installments and expire ten years from the date of grant. The Directors' Plan, as amended, covers 500,000 shares of the Company's Common Stock. In November 1994, the shareholders approved this plan and the 1994 Non-Qualified Stock Option Plan (the "1994 Plan"). In November 1996, the shareholders approved the 1996 Stock Option Plan (the "1996 Plan"). The NQSOP, the 1994 Plan and the 1996 Plan provide for options which become exercisable in one or more installments and each covers 1,500,000 shares of the Company's Common Stock. Options under the NQSOP and the 1994 Plan expire five years from the date of grant. Options under the 1996 Plan shall expire not later than ten years from the date of grant.

     The Company has also issued to employees, who are not executive officers, options to purchase 275,000 shares of common stock exercisable at $4.00 per share. Such grants were not covered by one of the above plans.

     Additional information with respect to the Company's stock options is as follows:

                                                       WEIGHTED        SHARES
                                                       AVERAGE         UNDER
                                                       EXERCISE     OUTSTANDING
                                                        PRICES        OPTIONS
                                                       --------    --------------
                                                                   (IN THOUSANDS)
Balance, July 1, 1994................................   $2.61          1,725
Granted..............................................    3.89          1,160
Expired..............................................    3.88           (135)
Forfeited............................................    2.63            (74)
Exercised............................................    2.70            (84)
                                                                       -----
Balance, June 30, 1995...............................    3.11          2,592
Granted..............................................    3.93            960
Forfeited............................................    2.98            (68)
Exercised............................................    2.77           (191)
                                                                       -----
Balance, June 30, 1996...............................    3.38          3,293
Granted..............................................    4.47            668
Forfeited............................................    3.17            (71)
Exercised............................................    2.04           (570)
                                                                       -----
Balance, June 30, 1997...............................   $3.83          3,320
                                                                       =====

     Options to purchase 1,764,000, 2,092,000 and 2,168,000 shares were exercisable at weighted average exercise prices of $2.75, $3.06 and $3.61 as of June 30, 1995, 1996 and 1997, respectively.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

     The options outstanding as of June 30, 1997 are summarized in ranges as follows:

                                  OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                  ----------------------------------------------------   ---------------------------------
   RANGE OF       WEIGHTED AVERAGE      OPTIONS       WEIGHTED AVERAGE   WEIGHTED AVERAGE      OPTIONS
EXERCISE PRICES    EXERCISE PRICE     OUTSTANDING      REMAINING LIFE     EXERCISE PRICE     EXERCISABLE
---------------   ----------------   --------------   ----------------   ----------------   --------------
                                     (IN THOUSANDS)                                         (IN THOUSANDS)
 $2.00 - $3.50         $2.57               523           1.0 years            $2.57               523
 $3.75 - $5.38          4.07             2,797           4.8                   3.94             1,645
                                         -----                                                  -----
                                         3,320                                                  2,168
                                         =====                                                  =====

     The per share weighted-average fair value of stock options granted during fiscal 1996 and 1997 was $1.31 and $2.37, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1996 -- expected dividend yield of 0%, risk free interest rate of 5.4%, expected stock volatility of 30%, and an expected option life of 4.3 years; 1997 -- expected dividend yield of 0%, risk free interest rate of 6.3%, expected stock volatility of 40%, and an expected option life of 7.4 years.

  (b)  Accounting for Stock-Based Compensation

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which the Company has adopted in fiscal 1997. The Company has chosen not to implement the fair value based accounting method for employee and director stock options, but has elected to disclose the pro forma net income and earnings per share as if such method had been used to account for stock-based compensation cost as described in SFAS No.
123. The pro forma compensation cost before income taxes, based on the fair value at the grant date for options granted only in fiscal years 1996 and 1997, was $429,000 and $783,000 for the years ended June 30, 1996 and 1997, respectively. The Company's net income (loss) and net income (loss) per share using this pro forma compensation cost would have been:

                                                        YEARS ENDED JUNE 30,
                                        ----------------------------------------------------
                                                  1996                        1997
                                        ------------------------    ------------------------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                        AS REPORTED    PRO FORMA    AS REPORTED    PRO FORMA
                                        -----------    ---------    -----------    ---------
Net income (loss).....................   $(17,420)     $(17,772)      $4,420        $3,919
                                         ========      ========       ======        ======
Net income (loss) per share:
     Basic............................   $  (1.46)     $  (1.48)      $ 0.36        $ 0.31
                                         ========      ========       ======        ======
     Diluted..........................          *             *       $ 0.34        $ 0.30
                                                                      ======        ======

---------------
* As a result of the loss, all options, warrants and convertible debentures are anti-dilutive.

     Since the pro forma compensation cost reflects only options granted in fiscal years 1996 and 1997, the full impact of calculating stock-based compensation costs under SFAS No. 123 is not reflected in the pro forma net income (loss) because compensation cost is recognized over the respective vesting period and compensation cost for options granted prior to fiscal year 1996 was not reflected.

  (c)  Shareholders' Rights Plan

     In August 1988, the Company's Board of Directors approved a Shareholders' Rights Plan which provided for a dividend distribution of one right for each share to holders of record of the Company's common shares on August 31, 1988. The rights will become exercisable only in the event a person or group accumulates 20 percent or more of the Company's common shares, or if any person or group announces an offer which would result in it owning 20 percent or more of the common shares. The rights will expire August 30, 1998. Each right will entitle the holder to buy one one-hundredth of a share of a new series of Series A Junior

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

Participating Preferred Stock of the Company at the price of $25. In addition, upon the occurrence of a merger or other business combination, or the acquisition by a person or group ("Acquiring Person") of 25 percent or more of the common shares, holders of the rights, other than the Acquiring Person, will be entitled to purchase either common shares of the Company or common shares of the Acquiring Person at half their market value.

     The Company will be entitled to redeem the rights for $0.01 per right at any time until the tenth day following a public announcement of the acquisition of a 20 percent position in its common shares.

     (d) Earnings Per Share

     A reconciliation of the numerators and denominators of the Basic EPS and Diluted EPS calculations is as follows:

                                                                                    SIX MONTHS
                                                    YEARS ENDED JUNE 30,        ENDED DECEMBER 31,
                                                ----------------------------    -------------------
                                                 1995       1996      1997        1996       1997
                                                -------   --------   -------    --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Computation of Adjusted Net Income (Loss):
Income (loss) from continuing operations......  $ 6,587   $(17,420)  $ 4,420    $ 1,544    $ 2,838
Discontinued operations.......................      462         --        --         --         --
                                                -------   --------   -------    -------    -------
Net income (loss) for basic earnings per
  common share................................    7,049   $(17,420)    4,420      1,544      2,838
                                                          ========
Add: Debenture interest and amortization
  expense, net of income taxes................      757          *       504        246        103
                                                -------              -------    -------    -------
Adjusted net income (loss) for diluted
  earnings per common share...................  $ 7,806          *   $ 4,924    $ 1,790    $ 2,941
                                                =======              =======    =======    =======
Computation of Adjusted Weighted Average
  Shares Outstanding:
Weighted average shares outstanding...........   11,733     11,971    12,446     12,387     13,547
                                                          ========
Add: Effect of dilutive options and warrants
  outstanding.................................      541          *       400        583      1,227
Add: Shares assumed to be issued upon
  conversion of debentures....................    1,778          *     1,774      1,774        783
                                                -------              -------    -------    -------
Weighted average shares and common share
  equivalents used for computation of diluted
  earnings per common share...................   14,052          *    14,620     14,744     15,557
                                                =======              =======    =======    =======
Net Income (Loss) Per Common Share:
  Basic:
     Income (loss) from continuing
       operations.............................  $  0.56   $  (1.46)  $  0.36    $  0.12    $  0.21
     Discontinued operations..................     0.04         --        --         --         --
                                                -------   --------   -------    -------    -------
     Net income (loss)........................  $  0.60   $  (1.46)  $  0.36    $  0.12    $  0.21
                                                =======   ========   =======    =======    =======
  Diluted:
     Income from continuing operations........  $  0.52          *   $  0.34    $  0.12    $  0.19
     Discontinued operations..................     0.04          *        --         --         --
                                                -------              -------    -------    -------
     Net income...............................  $  0.56          *   $  0.34    $  0.12    $  0.19
                                                =======              =======    =======    =======

---------------
* As a result of the loss in fiscal 1996, all options, warrants, and convertible debentures are anti-dilutive.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

     Options to purchase 63,000 shares at a weighted average exercise price of $10.38 per share were outstanding as of December 31, 1997 but were not included in the computation of Diluted EPS because the exercise prices of these options were greater than the average market price of the common shares.

12.  INCOME TAXES

     The provision (benefit) for income taxes consists of the following:

                                                               YEARS ENDED JUNE 30,
                                                             ------------------------
                                                             1995     1996      1997
                                                             ----    ------    ------
                                                                  (IN THOUSANDS)
Current:
  Federal..................................................  $307    $1,166    $1,752
  State and local..........................................   454       569       693
  U.S. Territory...........................................   102        --        --
                                                             ----    ------    ------
                                                              863     1,735     2,445
                                                             ----    ------    ------
Deferred:
  Federal..................................................    43      (776)      404
  State and local..........................................   (54)      201      (414)
  U.S. Territory...........................................    (2)      114        --
                                                             ----    ------    ------
                                                              (13)     (461)      (10)
                                                             ----    ------    ------
                                                             $850    $1,274    $2,435
                                                             ====    ======    ======

     The provision for income taxes varies from the amount computed by applying the U.S. Federal income tax rate to income (loss) from continuing operations before income taxes as a result of the following:

                                                             YEARS ENDED JUNE 30,
                                                         ----------------------------
                                                          1995       1996       1997
                                                         -------    -------    ------
                                                                (IN THOUSANDS)
Tax at statutory rate..................................  $ 2,529    $(5,490)   $2,331
Non-deductible special charge (Note 2).................       --      7,888        --
Utilization of net operating loss carryforwards........   (1,702)    (1,437)       --
State, local and U.S. Territory income tax.............      392        376       184
Officers' life insurance premiums and (proceeds).......     (658)        21        59
Other, net.............................................      289        (84)     (139)
                                                         -------    -------    ------
                                                         $   850    $ 1,274    $2,435
                                                         =======    =======    ======

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

     Deferred tax assets and liabilities consist of:

                                                                   JUNE 30,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Accounts receivable.........................................  $   139    $   148
Inventories.................................................    1,604      1,676
Accrued expenses............................................      128        219
                                                              -------    -------
  Current assets............................................    1,871      2,043
                                                              -------    -------
Other long-term liabilities.................................      155         --
Unrealized capital loss.....................................    1,315      1,428
Tax loss carryforwards......................................    2,972      1,737
Tax credit carryforwards....................................    2,449      3,477
Capital loss carryforwards..................................    1,670      1,256
Less valuation allowance....................................   (3,884)    (3,569)
                                                              -------    -------
  Non-current assets........................................    4,677      4,329
                                                              -------    -------
Property, plant and equipment...............................     (966)      (955)
Intangibles.................................................   (3,838)    (3,654)
Other.......................................................      (45)       (54)
                                                              -------    -------
  Long-term liabilities.....................................   (4,849)    (4,663)
                                                              -------    -------
  Net non-current assets (liabilities)......................     (172)      (334)
                                                              -------    -------
     Total..................................................  $ 1,699    $ 1,709
                                                              =======    =======

     In accordance with SFAS No. 109, the Company records a valuation allowance against deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized. The valuation allowance decreased by $315,000 during fiscal 1997 primarily as a result of the expiration of unused capital loss carryforwards. In connection with the acquisition of MIC in 1996 (See Note 2), the Company recorded approximately $3,800,000 of deferred tax liabilities related to identifiable intangible assets which are not deductible for tax purposes. Concurrently, the Company reduced its valuation allowance against its deferred tax assets by the same amount to recognize the net operating loss carryforwards that can offset these deferred tax liabilities.

     At June 30, 1997, the Company had net operating loss carryforwards of approximately $4,000,000 for Federal income tax purposes which expire through 2006.

     For fiscal 1995 and prior years, the earnings of Aeroflex International, Inc. (the Company's Puerto Rico subsidiary) were substantially exempt from United States income taxes. These earnings were also partially exempt from Puerto Rico income taxes. As a result of the consolidation of the Company's Puerto Rico operations into its domestic facilities (See Note 3), the Company no longer has this partial exemption from income taxes.

     The Company is undergoing routine audits by various taxing authorities of several of its state and local income tax returns covering different periods from 1992 to 1995. Management believes that the probable outcome of these various audits should not materially affect the consolidated financial statements of the Company.

     The Company made income tax payments of $1,004,000, $588,000 and $1,468,000 and received refunds of $16,000, $268,000 and $1,117,000 during the years ended June 30, 1995, 1996 and 1997, respectively.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

13.  EMPLOYMENT CONTRACTS AND LIFE INSURANCE PROCEEDS

     In February 1997, the Company entered into employment agreements with certain of its officers for periods through December 31, 2002 with annual remuneration ranging from $180,000 to $275,000, plus cost of living adjustments and, in some cases, additional compensation based upon earnings of the Company. Future aggregate minimum payments under these contracts are $991,000 per year. In addition, these officers have the option to terminate their employment agreements upon change in the present control of the Company, as defined, and receive lump sum payments equal to three times annual compensation, as defined, or, in one case, a lump sum payment equal to the salary for the remainder of the term.

     During fiscal 1995, the Company received $2,000,000 of insurance proceeds on the death of the Company's former Chairman.

14.  EMPLOYEE BENEFIT PLANS

     The Company had established an Employee Stock Ownership Plan (the "ESOP") which covered substantially all employees not covered by collective bargaining agreements and who met certain service requirements. The annual contribution to the ESOP was determined by the Company's Board of Directors. For the plan years ended December 31, 1994 and 1995 the Board of Directors did not elect to make a contribution to the ESOP. During 1995, the Company received a favorable determination letter from the Internal Revenue Service for the termination of the ESOP and completed the formal termination of the ESOP in December 1995.

     The Aeroflex Incorporated Employees' 401(k) Plan (the "ARX 401(k)") was established pursuant to Section 401(k) of the Internal Revenue Code. All employees of the Company and certain subsidiaries who are not members of a collective bargaining agreement may participate in the ARX 401(k). Each participant has the option to contribute a portion of his or her compensation. For each of the 1995, 1996 and 1997 calendar years, the Board of Directors has elected to provide an employer contribution, which vests immediately, equal to 30% of employee contributions subject to certain limitations. The ARX 401(k) expense for the fiscal years ended June 30, 1995, 1996 and 1997 was $219,000, $230,000 and $263,000, respectively.

     Employees of MIC Technology, who are excluded from the ARX 401(k), are eligible to participate in the MIC 401(k) Plan and MIC Profit Sharing Plan (the "MIC Plans"). In addition to contributing a portion of his or her compensation and receiving an employer contribution, eligible employees also receive an allocation of a discretionary share of the MIC Technology profits. The MIC Plans' expense was $104,000 and $450,000 for the period from acquisition to June 30, 1996 and the fiscal year ended June 30, 1997, respectively.

     Effective January 1, 1994, the Company established a Supplemental Executive Retirement Plan (the "SERP") which provides retirement, death and disability benefits to certain of its officers. The SERP expense for the fiscal years ended June 30, 1995, 1996 and 1997 was $347,000, $217,000 and $300,000, respectively.
The assets of the SERP are held in a Rabbi Trust and amounted to $234,000 and $386,000 at June 30, 1996 and 1997, respectively. The accumulated benefit obligation was $843,000 and $1,259,000 at June 30, 1996 and 1997, respectively. No participants are currently receiving benefits.

15.  COMMITMENTS AND CONTINGENCIES

  a.  Operating Leases

     Several of the Company's operating facilities and certain machinery and equipment are leased under agreements expiring through 2007. The leases for machinery and equipment generally contain options to purchase at the then fair market value of the related leased assets.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

     Future minimum payments under operating leases as of June 30, 1997 are as follows for the fiscal years:

                                                 (IN THOUSANDS)
                                                 --------------
  1998.........................................      $1,662
  1999.........................................       1,188
  2000.........................................       1,070
  2001.........................................       1,068
  2002.........................................         994
  Thereafter...................................       2,444
                                                     ------
                                                     $8,426
                                                     ======

     Rental expense was $837,000, $790,000 and $1,560,000 during the fiscal years 1995, 1996 and 1997, respectively.

  b.  Legal Matters

     A subsidiary of the Company whose operations were discontinued in 1991, is one of several defendants named in a personal injury action initiated in August, 1994, by a group of plaintiffs. The plaintiffs are seeking damages which cumulatively exceed $500 million. The complaint alleges, among other things, that the plaintiffs suffered injuries from exposure to substances contained in products sold by the subsidiary to one of its customers. This action is in the early stages of discovery. Based upon available information and considering its various defenses, together with its product liability insurance, in the opinion of management of the Company the outcome of the action against its subsidiary will not have a materially adverse effect on the Company's consolidated financial statements.

     The Company is involved in various other routine legal matters. Management believes the outcome of these matters will not have a materially adverse effect on the Company's consolidated financial statements.

16.  BUSINESS SEGMENTS

     The Company's business segments of continuing operations and major products included in each segment, are as follows:

MICROELECTRONICS:
(a) Microelectronic Modules
      (Circuit Technology)
(b) Thin Film Interconnects (MIC Technology)

TEST, MEASUREMENT AND OTHER ELECTRONICS:
(a) Instrument products (Comstron and Lintek)
(b) Motion Control Systems
       -- Scanning devices
       -- Motion Control Systems
       -- Stabilization and tracking devices
       -- Magnetic devices
ISOLATOR PRODUCTS:
(a) Commercial spring and rubber isolators
      (VMC)
(b) Industrial spring and rubber isolators
       (Korfund)
(c) Military wire-rope isolators
      (Aeroflex International)

     The Company is a manufacturer of advanced technology systems and components for commercial industry, government and defense contractors. Approximately 74%, 65% and 50% of the Company's sales for the fiscal years 1995, 1996 and 1997, respectively, were to agencies of the United States government or to prime defense contractors or subcontractors of the United States government. The only other customers which constituted more than 10% of the Company's sales during any year in the period presented were Lockheed Martin and Hughes which comprised 13.3% and 11.7%, respectively, of sales in fiscal year 1997.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

                                                                                 SIX MONTHS ENDED
                                                      YEARS ENDED JUNE 30,         DECEMBER 31,
                                                  ----------------------------   -----------------
                                                   1995       1996      1997      1996      1997
                                                  -------   --------   -------   -------   -------
                                                                                    (UNAUDITED)
                                                                   (IN THOUSANDS)
             BUSINESS SEGMENT DATA:
Net sales:
  Microelectronics..............................  $24,250   $ 28,414   $48,462   $20,147   $33,046
  Test, Measurement and Other Electronics.......   31,357     30,109    28,144    13,895    11,317
  Isolator Products.............................   15,506     15,844    17,693     7,933     8,847
                                                  -------   --------   -------   -------   -------
     Net sales..................................  $71,113   $ 74,367   $94,299   $41,975   $53,210
                                                  =======   ========   =======   =======   =======
Operating income (loss):
  Microelectronics..............................  $ 2,075   $  3,282   $ 6,644   $ 2,301   $ 5,602
  Test, Measurement and Other Electronics.......    6,028      4,830     2,762     1,420       491
  Isolator Products.............................    2,377      2,150     2,844     1,308     1,275
  General corporate expenses....................   (2,661)    (2,344)   (2,514)   (1,070)   (1,631)
                                                  -------   --------   -------   -------   -------
                                                    7,819      7,918     9,736     3,959     5,737
  Special charge(1).............................       --    (23,200)       --        --        --
  Restructuring costs(2)........................   (1,669)        --        --        --        --
  Interest expense..............................   (1,464)    (1,939)   (2,974)   (1,551)   (1,250)
  Other income (expense)........................    2,751      1,075        93        61       (74)
                                                  -------   --------   -------   -------   -------
     Income (loss) from continuing operations
       before income taxes......................  $ 7,437   $(16,146)  $ 6,855   $ 2,469   $ 4,413
                                                  =======   ========   =======   =======   =======
Identifiable assets:
  Microelectronics..............................  $14,430   $ 35,445   $37,741
  Test, Measurement and Other Electronics.......   33,625     31,354    28,603
  Isolator Products.............................   10,159      9,752     9,700
  Corporate.....................................   13,722      4,618     5,003
                                                  -------   --------   -------
     Total assets...............................  $71,936   $ 81,169   $81,047
                                                  =======   ========   =======
Capital expenditures:
  Microelectronics..............................  $   908   $    766   $ 1,637
  Test, Measurement and Other Electronics.......    1,440        597       996
  Isolator Products.............................      554        315       293
  Corporate.....................................       17          9         5
                                                  -------   --------   -------
     Total capital expenditures.................  $ 2,919   $  1,687   $ 2,931
                                                  =======   ========   =======
Depreciation and amortization expense:
  Microelectronics..............................  $   691   $    996   $ 2,230
  Test, Measurement and Other Electronics.......    1,697      1,530     1,528
  Isolator Products.............................      717        535       532
  Corporate.....................................       28         30        32
                                                  -------   --------   -------
     Total depreciation and amortization........  $ 3,133   $  3,091   $ 4,322
                                                  =======   ========   =======

---------------
(1) The special charge for the write-off of in-process research and development acquired in the purchase of MIC Technology is allocable fully to the microelectronics segment.

(2) Approximately 35% and 65% of the restructuring charge is allocable to the Test, Measurement and Other Electronics and Isolator Products segments, respectively.

                     AEROFLEX INCORPORATED AND SUBSIDIARIES

17.  SUBSEQUENT EVENTS

     (a) Effective July 1, 1997, the Company's subsidiary, MIC, acquired certain equipment, inventory, licenses for technology and patents of two of Lucent Technologies' microelectronics components units -- multi chip modules and film integrated circuits -- for approximately $4,400,000 in cash. These units manufacture microelectronic modules and interconnect products for the communications industry. The Company has also signed a multi-year supply agreement to provide Lucent with film integrated circuits for use in telecommunications applications. The purchase price has been allocated to the assets acquired, based on their fair values, and certain obligations assumed relating to the agreements.

     (b) On September 8, 1997, the Company called for the redemption of all its outstanding 7 1/2% Senior Subordinated Convertible Debentures at 104.5% of the principal amount. The Debentures were convertible into the Company's Common Stock at a price of $5.625 per share through October 6, 1997. As of October 1997, all of the principal amount outstanding was converted. In connection with the conversions, $599,000 of deferred bond issuance costs were charged to additional paid-in capital.

BACK INSIDE COVER

     A collage comprised of nine photos showing various manufacturing and testing operations.

1. Thick Film Wafer Processing (Plainview, NY)

2. Quality Inspection Process (Plainview, NY)

3. Microelectronic Assembly (Plainview, NY)

4. Synthesizer Testing (Plainview, NY)

5. Thin Film Wafer Fab (Richardson, TX)

6. Multi Chip Module Testing (Plainview, NY)

7. Multifunction Module Testing (Plainview, NY)

8. MultiLayer Ceramic Processing (Plainview, NY)

9. Infra-red Scanner Testing (Farmingdale, NY)

============================================================

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK REFERRED TO BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION TO SUCH PERSON IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Forward-looking Statements.................    2
Prospectus Summary.........................    3
Risk Factors...............................    5
Use of Proceeds............................   10
Dividend Policy............................   11
Price Range of Common Stock................   11
Capitalization.............................   12
Selected Consolidated Financial Data.......   13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   14
Business...................................   22
Management.................................   33
Principal and Selling Stockholders.........   35
Shares Eligible for Future Sale............   37
Underwriting...............................   38
Legal Matters..............................   40
Experts....................................   40
Available Information......................   40
Incorporation of Certain Documents by
  Reference................................   41
Index to Financial Statements..............  F-1

============================================================

============================================================
                                2,500,000 SHARES

                          [AEROFLEX INCORPORATED LOGO]
                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                                CIBC OPPENHEIMER

                           A.G. EDWARDS & SONS, INC.

                        SOUNDVIEW FINANCIAL GROUP, INC.

                         LADENBURG THALMANN & CO. INC.
                                 MARCH 19, 1998
============================================================